
JACK DANIEL'S
GENTLEMAN
JACK
SONOMA-CUTRER
SINCE 1826 SINCE
The GLENDRONACH
ESTD OLD 1870
FORESTER
THE FIRST BOTTLED BOURBON
el Jimador
FINLANDIA VODKA
JACK DANIEL'S
Old No. 7
JACK DANIEL'S
Tennessee HONEY
WOODFORD RESERVE

2017 PROXY STATEMENT

& NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

BROWN-FORMAN



FOCUSING ON TODAY. BUILDING FOR TOMORROW.



BROWN-FORMAN



June 27, 2017

DEAR BROWN-FORMAN STOCKHOLDER:

It is our pleasure to invite you to attend Brown-Forman Corporation's 2017 Annual Meeting of Stockholders, which will be held at the Brown-Forman Conference Center in Louisville, Kentucky, on **Thursday, July 27, 2017**, at 9:30 A.M. (Eastern Daylight Time). Please see the Notice of Annual Meeting on the next page for more information about this location and our admission procedures.

Your vote is important to us. **We urge you to complete and return your proxy card or to vote by telephone or online as soon as possible, even if you plan to attend the Annual Meeting.**

We hope to see you on July 27. On behalf of the Board of Directors, thank you for your continued support.

Very truly yours,

Paul C. Varga,
Chairman and Chief Executive Officer

Geo. Garvin Brown IV,
Chairman of the Board of Directors



BROWN-FORMAN

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DATE: **Thursday, July 27, 2017**

TIME: **9:30 A.M.** (Eastern Daylight Time)

LOCATION: **Brown-Forman Conference Center**
850 Dixie Highway
Louisville, Kentucky 40210

We are holding this meeting for the following purposes:

- To elect the thirteen directors named in this Proxy Statement;
- To vote, on a nonbinding advisory basis, to approve our executive compensation;
- To vote, on a nonbinding advisory basis, on the frequency of future advisory votes on executive compensation; and
- To transact any other business that may properly come before the meeting.

Class A stockholders of record at the close of business on June 19, 2017, are entitled to vote at the meeting, either in person or by proxy.

There are several ways to vote. You may complete, sign, and date the enclosed proxy card and return it in the enclosed envelope, or you may vote by telephone (1-800-652-8683) or online *(www.investorvote.com/BFB)*. Whatever method you choose, please vote in advance of the meeting to ensure that your shares will be voted as you direct. Instructions on telephone and online voting are on the proxy card enclosed with this Proxy Statement.

Louisville, Kentucky
June 27, 2017

Matthew E. Hamel

By order of the Board of Directors
Matthew E. Hamel, Secretary

ADMISSION PROCEDURES

We are committed to providing a safe, secure environment for our stockholders, employees, and guests. To that end, please observe the following procedures if you plan to attend the Annual Meeting:

- **Before the meeting:** Please register on or before July 25, 2017, by contacting Linda Gering, our Stockholder Services Manager, at (502) 774-7690 or Linda_Gering@b-f.com.
- **When you arrive:** Brown-Forman representatives will direct you to the Forester Center garden area, where you can check in at the registration table beginning at 8:30 A.M. (Eastern Daylight Time). In case of inclement weather, registration will take place inside the Forester Center Annex.
- **What to bring:** Everyone attending the meeting should bring a photo ID. If your shares are registered in the name of a bank, broker, or other holder of record, please also bring documentation of your stock ownership (such as a brokerage statement) as of June 19, 2017.

If you do not register in advance, you may still be admitted if you present a photo ID along with your proxy card, brokerage statement, or other documentation of stock ownership.

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 27, 2017:

The Notice of Annual Meeting, Proxy Statement, and Annual Report to Stockholders, which includes our Form 10-K for fiscal 2017, are available at **www.brown-forman.com/investors/annual-report/**.

TABLE OF CONTENTS

 

PROXY SUMMARY

In this section we highlight certain information about matters discussed in this Proxy Statement. As it is only a summary, we encourage you to read the entire Proxy Statement before voting.

ANNUAL MEETING OF STOCKHOLDERS

Date: **Thursday, July 27, 2017**

Time: **9:30 A.M.** (Eastern Daylight Time)

Location: **Brown-Forman Conference Center**
850 Dixie Highway
Louisville, Kentucky 40210

PROPOSALS FOR STOCKHOLDER VOTING

Proposal	Our Board's voting recommendation	Where to find details
Election of 13 directors	FOR all nominees	Pages 16–20
Advisory vote to approve our executive compensation	FOR the proposal	Page 51
Advisory vote on the frequency of future advisory votes on executive compensation	For EVERY THREE YEARS as the frequency of future advisory votes on executive compensation	Page 52

PERFORMANCE AND COMPENSATION HIGHLIGHTS

We believe our executive compensation program continues to attract, motivate, reward, and retain a talented and diverse team of executives. These individuals lead our efforts to be the best brand builder in the spirits industry, and enable us to deliver superior and sustainable value for our stockholders. The incentive payouts to our executives described in this Proxy Statement reflect our performance during fiscal 2017.

The following charts compare trends in Brown-Forman's performance with respect to total shareholder return, diluted earnings per share, and underlying operating income growth with trends in the compensation of our Chief Executive Officer, Paul Varga. These metrics reflect exceptional long-term value generated for our stockholders, and the charts show how our compensation strategy aligns with that performance.

OUR PERFORMANCE IN FISCAL 2017:



TSR   **EPS**(1)
(compound annual growth rate;
Class B common stock)

Underlying Operating Income(2)
(compound annual growth rate)

CEO Total Compensation(3)
(in $ millions)

(1) EPS was adjusted to exclude the effect of acquired and divested brands in fiscal 2016 and fiscal 2017. These measures remove the effects of (a) the gain on the sale of Southern Comfort and Tuaca, (b) those transaction-related costs not included in the gain on the sale of Southern Comfort and Tuaca, (c) financing-related costs for the acquisition of BenRiach, and (d) operating activity for the acquired and divested businesses in the non-comparable periods. (With respect to the comparison of fiscal 2017 to fiscal 2016, the non-comparable period comprised all months of both years.) EPS used for fiscal 2016 was $1.63, compared to the reported GAAP value of $2.61, and EPS used for fiscal 2017 was $1.72, compared to the reported GAAP value of $1.71. Both measures are adjusted in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Fiscal 2017 Highlights—Adjusted Measures for Acquired and Divested Brands."

(2) Reflects growth in "underlying operating income" over the past fiscal years. "Underlying operating income" is not derived in accordance with GAAP. We explain why the Company uses this measure in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Non-GAAP Financial Measures," in our Annual Report on Form 10-K for fiscal 2017.

(3) Mr. Varga's total compensation includes base salary, stock appreciation rights, non-equity compensation, and all other compensation as reported in the Fiscal 2017 Summary Compensation Table on page 40. It also includes performance-adjusted restricted stock award values as reported at the end of the applicable three-year performance period. Changes in pension value are excluded.

 

OUR DIRECTOR NOMINEES TO THE BOARD

Class A stockholders are being asked to vote on the election of the thirteen directors named below. More details about each director's background, skills, and expertise can be found below under "Proposal 1: Election of Directors" beginning on page 16. One new director, Kathleen M. Gutmann, joined the Board on May 24, 2017.

Board Nominees

Nominee Name, Age & Occupation	Director Since	Director Category	Committee Membership			
			Audit	Comp	Corp Gov & Nom	Exec
Patrick Bousquet-Chavanne, AGE 59 Executive Director of Customer, Marketing and M&S.com, Marks and Spencer Group PLC	2005	I		●	●	
Campbell P. Brown, AGE 49 President and Managing Director of Old Forester, Brown-Forman Corporation	2016	B, M				
Geo. Garvin Brown IV, AGE 48 Chairman of the Board, Brown-Forman Corporation	2006	B			●	C
Stuart R. Brown, AGE 52 Managing Partner, Typha Partners, LLC	2015	B				
Bruce L. Byrnes, AGE 69 Retired Vice Chairman of the Board, The Procter & Gamble Company	2010	I	●		●	
John D. Cook, AGE 64 Lead Independent Director; Director Emeritus of McKinsey & Company	2008	I	●	●	C	●
Marshall B. Farrer, AGE 46 Vice President and Managing Director of Global Travel Retail, Brown-Forman Corporation	2016	B, M				
Laura L. Frazier, AGE 59 Owner and Chairman, Bittners LLC	2016	B				
Kathleen M. Gutmann, AGE 48 Chief Sales and Solutions Officer, United Parcel Service, Inc.	2017	I				
Augusta Brown Holland, AGE 41 Founding Partner, Haystack Partners LLC	2015	B				
Michael J. Roney, AGE 63 Retired Chief Executive, Bunzl plc	2014	I		C		
Michael A. Todman, AGE 59 Retired Vice Chairman, Whirlpool Corporation	2014	I	C			
Paul C. Varga, AGE 53 Chairman & CEO, Brown-Forman Corporation	2003	M				●

B=Brown Family Director   M=Management Director   I=Independent Director   C=Chair

---

"In building our brands and creating new opportunities, we are writing the next chapter in our story of innovation, perseverance, and success."

Paul Varga, Chairman and CEO

FISCAL 2017

19%
RETURN ON INVESTED CAPITAL[(1)]

$561M
SHARE REPURCHASES

$274M
DIVIDENDS

---

(1) Return on Invested Capital is not derived in accordance with GAAP. We explain why the Company uses this measure in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Non-GAAP Financial Measures," in our Annual Report on Form 10-K for fiscal 2017.

 

ANNUAL MEETING INFORMATION

ABOUT YOUR PROXY MATERIALS

Our Board of Directors is soliciting proxies for our upcoming Annual Meeting of Stockholders to be held on July 27, 2017 (the Annual Meeting). This means that you can vote "by proxy" at the Annual Meeting—that is, you can instruct us how you would like your shares to be voted at the meeting whether or not you personally attend.

We are providing this Proxy Statement and accompanying materials to help you make an informed decision on the matters to be considered at the Annual Meeting. We will begin mailing this Proxy Statement and accompanying materials, and also make them available online, on or about June 27, 2017, to holders of record of our Class A and Class B common stock at the close of business on June 19, 2017, which is the "record date" for the Annual Meeting.

This Proxy Statement and our Annual Report to Stockholders, which includes our Form 10-K for fiscal 2017, are available at *www.brown-forman.com/investors/annual-report/.* You may request additional printed copies at any time using the contact information below.

Please let us know as soon as possible how you would like your shares voted. To do this, you may complete, sign, date, and return the enclosed proxy card or voting instruction card, or you may instruct us by telephone or online. See "Voting" below for details.

Contact Information

For information about your stock ownership or other stockholder services, please contact Linda Gering, our Stockholder Services Manager, by telephone at (502) 774-7690, by e-mail at Linda_Gering@b-f.com, or by mail at Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210.

Reducing Duplicate Mailings

The Securities and Exchange Commission (SEC) permits us to deliver a single Proxy Statement and Annual Report to stockholders who share the same address and last name, unless we receive contrary instructions from any stockholder in the household. Even if your household receives only one Proxy Statement and Annual Report, each stockholder will receive an individual proxy card. We participate in this "householding" process to reduce our printing costs, postage fees, and to better facilitate voting. If you would like to enroll in "householding," or if your household is already enrolled but you prefer to opt out of "householding" for next year, please inform us using the contact information above and we will promptly fulfill your request.

ATTENDING THE ANNUAL MEETING

Although only Class A stockholders may vote at the Annual Meeting, Class A and Class B stockholders who owned their shares as of June 19, 2017, are welcome to attend.

If you plan to attend, please register by July 25, 2017, by contacting Linda Gering using the contact information above. Please bring a photo ID and, if your shares are registered in the name of a bank, broker, or other holder of record, documentation of your stock ownership as of the record date. **Please see "Admission Procedures" outlined in the Notice of Annual Meeting for full details.**

VOTING

Who May Vote

If you held shares of Class A common stock at the close of business on the record date (June 19, 2017), you, or your legal proxies, may vote at the Annual Meeting on all three proposals. At the close of business on the record date, there were 169,062,117 shares of Class A common stock outstanding and entitled to vote at the Annual Meeting. At the close of business on the record date, there were 215,189,294 shares of Class B common stock outstanding, however those shares are not entitled to vote.

If you purchased Class A common stock after the record date, you may vote those shares only if you receive a proxy to do so from the person who held the shares on the record date. Each share of Class A common stock is entitled to one vote. If you receive more than one proxy card or voting instruction card, you should complete, sign, date, and return each one (or follow the telephone or online voting instructions) because the cards represent different shares.

 

How to Vote

Stockholders of record. If your shares are registered directly in your name with our stock transfer agent, Computershare, you are considered the "**stockholder of record**" of those shares. If you are a stockholder of record of Class A shares, you can give a proxy to be voted at the meeting:

- over the telephone by calling a toll-free number (1-800-652-8683);
- online *(www.investorvote.com/BFB)*; or
- by completing, signing, and mailing the enclosed proxy card in the envelope provided.

Even if you plan to attend the meeting, we encourage you to submit a proxy in advance. We must receive your proxy by 1:00 a.m., Eastern Daylight Time, on Thursday, July 27, 2017, to ensure your vote is recorded. You may override a proxy by following the applicable procedure outlined below in "Changing Your Vote."

The telephone and online voting procedures have been set up for your convenience and are designed to authenticate your identity, enable you to give voting instructions, and confirm that those instructions are recorded properly. If you are a stockholder of record and wish to vote by telephone or online, please refer to the instructions on the enclosed proxy card.

Your proxy will authorize the individuals named on the proxy card to vote your shares in accordance with your instructions. These individuals will also have the obligation and authority to vote your shares as they see fit on any other matter properly presented for a vote at the Annual Meeting. If for any reason a director nominee is not available to serve, the individuals named as proxy holders may vote your shares at the Annual Meeting for another nominee. The proxy holders for this year's Annual Meeting are Geo. Garvin Brown IV, Paul C. Varga, and Matthew E. Hamel.

If you are a stockholder of record and you sign and return your proxy card (or give your proxy by telephone or online) without specifying how you want your shares to be voted, our proxy holders will vote your shares "FOR" the election of each of the nominees to the Board (Proposal 1), "FOR" the advisory resolution to approve our executive compensation (Proposal 2), and for "EVERY THREE YEARS" as the frequency of future advisory votes on executive compensation (Proposal 3). With respect to any other matter that properly comes before the Annual Meeting, the proxy holders will vote your shares as recommended by the Board or, if no recommendation is given, using their own discretion.

"Street name" stockholders. If your shares are held in a stock brokerage account or by a bank (known as holding shares in "**street name**"), you have the right to instruct your broker or bank how to vote your shares, and the broker or bank is required to vote in accordance with your instructions. To provide those instructions by mail, please complete, sign, date, and return your voting instruction card in the postage-paid envelope provided by your broker or bank. Alternatively, if the broker or bank that holds your shares offers online or telephone voting, you will receive information from your broker or bank about how to submit your voting instructions by those methods. You may vote in person at the meeting, but only if you obtain a "legal proxy" from the broker or bank that holds your shares.

If you are a street name stockholder and you do not instruct your broker how to vote, your broker is not permitted to vote your shares on any of the proposals we will address at the Annual Meeting. This is known as a "broker non-vote."

Changing Your Vote

If you are a **stockholder of record**, you may change your vote by submitting another proxy by telephone or online, by mailing another properly signed proxy card bearing a later date than your original one, or by attending the Annual Meeting and casting your vote in person. You also may revoke a proxy that you previously provided by delivering timely written notice of revocation to our Secretary, Matthew E. Hamel, at Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210, or at Secretary@b-f.com.

If you hold your shares in **street name** and you wish to change or revoke your voting instructions, please refer to the materials your broker or bank provided to you for instructions.

 

Quorum Requirements

Business can be conducted at the Annual Meeting only if a quorum consisting of a majority of the outstanding shares of Class A common stock is present in person or represented by proxy. Abstentions and broker non-votes, if any, will be counted as present for purposes of establishing a quorum.

Votes Needed For Approval

Proposal	Vote required to pass	Effect of abstentions and broker non-votes
Election of directors	Nominees who receive a majority of the Class A votes cast (the number of shares voted "for" the nominee exceeds the number of shares voted "against" that nominee) will be elected.	No effect.
Advisory resolution to approve executive compensation	Approval requires an affirmative vote of the majority of the Class A shares present (in person or represented by proxy) and entitled to vote.	Abstentions are equivalent to votes *against* the proposal. Broker non-votes will have no effect.
Advisory resolution on the frequency of future advisory votes on executive compensation	The frequency receiving the greatest number of votes (every one, two, or three years) will be considered the recommendation of the stockholders.	No effect.
Any other matter	Approval requires an affirmative vote of the majority of the Class A shares present (in person or represented by proxy) and entitled to vote.	Abstentions are equivalent to votes *against* the proposal. Broker non-votes will have no effect.

Dividend Reinvestment and Employee Stock Purchase Plan Shares

Shares of Class A common stock held in Brown-Forman's dividend reinvestment and employee stock purchase plans are included in your holdings and reflected on your proxy card. These shares will be voted as you direct.

ANNOUNCEMENT OF VOTING RESULTS

We intend to announce the preliminary voting results at the Annual Meeting and to issue a press release later that day. In addition, we will report the voting results by filing a Form 8-K with the SEC within four business days following the Annual Meeting.

PROXY SOLICITATION EXPENSES

Brown-Forman bears the cost of soliciting proxies. Beginning on June 27, 2017, which is the mailing date for these proxy materials, our directors, officers, and other employees may solicit proxies in person or by regular or electronic mail, phone, fax, or online. These individuals will not receive additional compensation for soliciting proxies. We will reimburse banks, brokers, nominees, and other fiduciaries for their reasonable charges and expenses incurred in forwarding our proxy materials to the beneficial owners of our stock held in street name. In addition, we have retained Proxy Express, Inc. to assist with the distribution of proxy materials for a fee of approximately $15,000, plus expenses.

 

CORPORATE GOVERNANCE

OUR BOARD OF DIRECTORS

Our Board is the policy-making body that is ultimately responsible for Brown-Forman's business success and ethical climate. The Board oversees the performance of our senior management team, which is responsible for leading and operating Brown-Forman's business. The Board's primary responsibilities include retention, evaluation, and succession planning for the Chief Executive Officer and the Chairman of the Board, as well as oversight of our corporate strategy, financial condition, executive compensation policies and practices, and enterprise risk management. The Board may retain independent advisors to help it perform its duties.

SELECTION OF DIRECTORS

In evaluating candidates for Board membership, the Corporate Governance and Nominating Committee seeks directors who will represent the long-term best interests of all stockholders. As articulated in our Corporate Governance Guidelines, all Brown-Forman directors should possess the highest personal and professional ethics, integrity, and values. The Board believes the best directors have the following additional qualities: good judgment, candor, independence, civility, business courage, experience with businesses and other organizations of comparable character and comparable or larger size, and a lack of conflicts of interest.

The Corporate Governance and Nominating Committee and the Board consider diversity in evaluating candidates for Board membership, though neither has adopted a formal policy to that effect. The Board's goal is to maintain a well-balanced composition that combines a variety of experiences, backgrounds, skills, and perspectives to enable the Board, as a whole, to guide Brown-Forman effectively in the pursuit of its strategic objectives. In evaluating potential Board candidates, the Corporate Governance and Nominating Committee considers an individual's independence; business, professional, or public service experience; relevant industry knowledge, experience, and relationships; business judgment; financial expertise; international experience; leadership skills; age, gender, race, and other personal characteristics; time availability; and familial relation to our controlling family stockholders.

The Corporate Governance and Nominating Committee occasionally engages independent search firms to assist in identifying potential Board candidates. The Board has not adopted a formal policy regarding stockholder-nominated director candidates because the committee believes the process it follows to identify and select Board members has been appropriate and effective.

BROWN-FORMAN IS A "CONTROLLED COMPANY."

As a publicly traded, family-controlled company, Brown-Forman enjoys a rare governance opportunity in that members of our controlling stockholder family, the Brown family, participate directly on our Board. We believe this governance structure gives us a distinct competitive advantage because Brown family members bring a long-term ownership perspective to our Board. This advantage is sustained by a careful balancing of the roles of our Board, management, and our stockholders — including the Brown family.

 

BOARD COMPOSITION

How Our Controlled-Company Status Affects Our Board

Our Board has determined that Brown-Forman is a "controlled company" under New York Stock Exchange (NYSE) rules because more than 50% of our Class A voting stock is held by members of the Brown family.

As a controlled company, we are exempt from NYSE listing standards that require boards to have a majority of independent directors, a fully independent nominating/corporate governance committee, and a fully independent compensation committee. As a matter of good corporate governance, the Board has voluntarily chosen to have a Compensation Committee that is composed entirely of directors who meet the NYSE's heightened independence standards for compensation committee members. Our Board does not have a majority of independent directors or a fully independent nominating/corporate governance committee.

Our Independent Directors

Under NYSE listing rules, a director qualifies as "independent" if the board of directors affirmatively determines the director has no material relationship with the company. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships. While the focus is on independence from management, our Board considers all relevant facts and circumstances in making an independence determination. Our Board recognizes the value of having independent directors, and has determined that six directors are independent under NYSE standards: Patrick Bousquet-Chavanne, Bruce L. Byrnes, John D. Cook, Kathleen M. Gutmann, Michael J. Roney, and Michael A. Todman.

The Board has determined that Geo. Garvin Brown IV, Campbell P. Brown, Marshall B. Farrer, and Paul C. Varga are not independent because they are, or recently have been, members of Brown-Forman management. The Board elected not to make a determination with respect to the independence of Stuart R. Brown, Laura L. Frazier, and Augusta Brown Holland.

Our Brown Family Directors

We believe it is strategically important for Brown family members to be actively engaged in the oversight of Brown-Forman. Through participation on the Board, the Brown family's long-term perspective is brought to bear, in some measure, upon each and every matter the Board considers. Brown family directors also serve as an effective link between the Board and the controlling family stockholders.

In addition, Board service allows the Brown family to actively oversee its investment in the Company. Currently, the Brown family directors are: Campbell P. Brown, Geo. Garvin Brown IV, Stuart R. Brown, Marshall B. Farrer, Laura L. Frazier, and Augusta Brown Holland.

 

Our Management Directors

We also believe it is important, from a corporate governance standpoint, for management to be represented on the Board. Currently, Campbell P. Brown, Marshall B. Farrer, and Paul C. Varga serve in dual roles as Board members and Brown-Forman executives.

BROWN-FORMAN BOARD OF DIRECTORS

PATRICK BOUSQUET-CHAVANNE

Executive Director of Customer, Marketing and M&S.com, Marks and Spencer Group PLC

CAMPBELL P. BROWN

President and Managing Director of Old Forester, Brown-Forman Corporation

GEO. GARVIN BROWN IV

Chairman of the Board, Brown-Forman Corporation

STUART R. BROWN

Managing Partner, Typha Partners, LLC

BRUCE L. BYRNES

Retired Vice Chairman of the Board, The Procter & Gamble Company

JOHN D. COOK

Lead Independent Director; Director Emeritus of McKinsey & Company

MARSHALL B. FARRER

Vice President and Managing Director of Global Travel Retail, Brown-Forman Corporation

LAURA L. FRAZIER

Owner and Chairman, Bittners LLC

KATHLEEN M. GUTMANN

Chief Sales and Solutions Officer, United Parcel Service, Inc. and Senior Vice President, The UPS Store and UPS Capital

AUGUSTA BROWN HOLLAND

Founding Partner, Haystack Partners LLC

MICHAEL J. RONEY

Retired Chief Executive, Bunzl plc

MICHAEL A. TODMAN

Retired Vice Chairman, Whirlpool Corporation

PAUL C. VARGA

Chairman & CEO, Brown-Forman Corporation

INDEPENDENT
BROWN FAMILY
MANAGEMENT
BROWN FAMILY & MANAGEMENT

RECENT CHANGES TO OUR BOARD
As previously disclosed, Kathleen M. Gutmann joined the Board on May 24, 2017, as an independent director.

 

LEADERSHIP STRUCTURE

Chairman of the Board

Our Board believes that the determination of whether to separate or combine the roles of Chairman of the Board and Chief Executive Officer should depend largely upon the identity of the Chief Executive Officer and the composition of the Board at the time. For this reason, it does not have a policy on separation of these roles, but rather evaluates the situation on a case-by-case basis. Currently, these roles are separate, although they have been combined in the past. Geo. Garvin Brown IV, a Brown family member, serves as Chairman of the Board.

Company Chairman and CEO

Paul C. Varga serves as the Chairman and Chief Executive Officer of Brown-Forman. Mr. Varga is our highest ranking executive officer and is responsible for Brown-Forman's strategy, operations, and performance.

Lead Independent Director

When a non-independent director holds the office of Chairman of the Board or Presiding Chairman of the Board, as is currently the case, the Board may select one independent director (after considering the recommendation of the Corporate Governance and Nominating Committee) to serve as Lead Independent Director. The Lead Independent Director, if any, will be elected annually. John D. Cook has served in this role since 2012.

As Lead Independent Director, Mr. Cook's responsibilities are to:

- call meetings of the independent or non-management directors, when necessary or advisable;
- chair executive sessions attended solely by independent directors;
- facilitate open communications among directors and with management between Board meetings and help directors reach consensus on important matters;
- serve as liaison, when necessary or advisable, between the Chairman of the Board or Presiding Chairman of the Board and the independent and non-management directors;
- be available for consultation and direct communication upon the reasonable request of major and/or long-term stockholders;
- play a leadership role in contingency and succession planning, if and as needed; and
- perform such other duties as the Board may from time to time delegate to assist the Board in the fulfillment of its responsibilities.

Mr. Cook chaired one executive session of non-management directors in fiscal 2017. Also, because our non-management director group includes directors who are not "independent" under NYSE listing standards, Mr. Cook called and presided over one executive session in fiscal 2017 that was attended solely by our independent directors.

Why the Board Chose this Leadership Structure

The Board has determined that this leadership structure currently serves the best interests of Brown-Forman and its stockholders. Having a Brown family member serve as Chairman of the Board promotes the Brown family's active oversight of, and engagement and participation in, the Company and its business and reflects the fact that Brown-Forman is controlled by the Brown family. In addition, because Mr. Brown handles the responsibilities associated with the position of Chairman of the Board, Mr. Varga can concentrate on strategy and operations, while the Board still has access to his comprehensive knowledge of the Company's business. The Lead Independent Director position provides leadership to, and fosters coordination among, our independent directors, enabling them to fulfill their role of bringing outside perspectives to the Board.

 

BOARD GUIDELINES AND PROCEDURES

Corporate Governance Guidelines

The Board believes transparency is a hallmark of good corporate governance. To that end, the Board has adopted Corporate Governance Guidelines that provide a framework for the Board to exercise its duties. Among other things, these guidelines contain policies and requirements regarding: director qualifications; director responsibilities, including the Lead Independent Director's role; meetings and attendance; committee composition and responsibilities; director compensation; and director access to management and independent advisors. The Corporate Governance Guidelines are published on our website at *www.brown-forman.com/about/corporate-governance/guidelines/*.

Board and Committee Self-Assessment

The Corporate Governance Guidelines require the Board to conduct an annual self-assessment. Each Board committee (except the Executive Committee) also annually assesses how it performed during the preceding twelve-month period. These assessment procedures vary, from requiring members to complete questionnaires that call for both quantitative responses and free-ranging comments, to having an independent third party interview each member and then synthesize themes that emerge.

Director Service

The Board is authorized to fix the size of the Board at a number between three and seventeen members. Directors are elected each year at the Annual Meeting by a majority of the votes cast by our Class A stockholders. Once elected, a director holds office until the next Annual Meeting or until a successor is elected and qualified, unless the director first resigns, retires, or is removed. Directors are not subject to term limits but a director may not stand for re-election to the Board after reaching the age of 71. In exceptional circumstances, the Board may ask a director to remain on the Board until a given date if the director's continued service would significantly benefit Brown-Forman. Service of a director beyond the age of 71 requires a recommendation by the Corporate Governance and Nominating Committee and the approval of two-thirds of the Board (not including the director under consideration).

Board Meetings

The Board held six regular meetings and no special meetings during fiscal 2017. Absent an appropriate reason, all directors are expected to attend the Annual Meeting, all Board meetings, and all meetings of each committee on which they serve. All directors attended 90% or more of the aggregate meetings of the Board and committees on which they served during fiscal 2017. All directors then serving attended the 2016 Annual Meeting of Stockholders.

Board Committees

Our Board has four standing committees: Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, and Executive Committee. Each Board committee operates under a written charter that is posted on our website at *www.brown-forman.com/about/corporate-governance/committee-composition/*.

AUDIT COMMITTEE

The Board has delegated to the Audit Committee responsibility for overseeing Brown-Forman's financial statements; audit process; system of internal controls; enterprise risk assessment and risk management policies and processes; compliance with legal and regulatory requirements; and internal audit functions. In addition, the Audit Committee oversees the independent auditor's qualifications, independence, and performance. The Audit Committee's responsibilities include preparing the Audit Committee Report that appears in this Proxy Statement on page 56.

Audit Committee members must satisfy director independence standards prescribed by the NYSE and mandated by the Sarbanes-Oxley Act. Each member of our Audit Committee satisfies all of these heightened independence standards. The Board has determined that each member of our Audit Committee is also "financially literate" within the meaning of the NYSE rules, and that Mr. Todman is an "audit committee financial expert" under SEC rules.

MET 10 TIMES IN FISCAL 2017

Committee Members:

- **Michael A. Todman (Chair)**
- Bruce L. Byrnes
- John D. Cook

 

COMPENSATION COMMITTEE

The Compensation Committee's responsibilities include determining the compensation of the Chief Executive Officer; recommending market-competitive compensation for the Board; approving incentive compensation plan design and changes thereto for the Chief Executive Officer and other senior executive officers; assisting the Board in its oversight of risk related to compensation policies and practices; overseeing the preparation of the Compensation Discussion and Analysis section of this Proxy Statement; preparing the Compensation Committee Report that appears in this Proxy Statement on page 39; and leading the evaluation of the performance of the Chief Executive Officer.

The Compensation Committee has retained Frederic W. Cook & Co. (FWC) to provide independent advice on executive and director compensation matters. For additional information on the services provided by FWC, as well as the Compensation Committee's processes and procedures for considering and determining executive compensation, please see the Compensation Discussion and Analysis section of this Proxy Statement, which begins on page 24.

Each member of the Compensation Committee qualifies as an independent director under NYSE listing standards (including the heightened independence standards for compensation committee members of non-controlled companies), as a "non-employee director" under SEC rules, and as an "outside director" under regulations adopted pursuant to Section 162 of the Internal Revenue Code. The Board specifically considered factors relevant to the ability of these directors to be independent from management in connection with Compensation Committee service.

MET 6 TIMES IN FISCAL 2017

Committee Members:

- **Michael J. Roney (Chair)**
- Patrick Bousquet-Chavanne
- John D. Cook

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance and Nominating Committee's responsibilities include helping the Board identify, recruit, and recommend appropriate candidates to serve as directors; reviewing periodically our corporate governance principles in light of developments in corporate governance and best practices, taking into account our controlled-company status; coordinating and overseeing Chief Executive Officer and Chairman of the Board succession planning; and assisting the Board with its annual self-assessment. All of the Corporate Governance and Nominating Committee members are independent under NYSE listing standards, except Geo. Garvin Brown IV.

MET 8 TIMES IN FISCAL 2017

Committee Members:

- **John D. Cook (Chair)**
- Patrick Bousquet-Chavanne
- Geo. Garvin Brown IV
- Bruce L. Byrnes

EXECUTIVE COMMITTEE

The Executive Committee consists of the Chief Executive Officer, the Chairman of the Board (if separate from the Chief Executive Officer), and one or more other directors as determined by the Board from time to time. The Board can change the Executive Committee membership, fill vacancies, and dissolve the committee at any time. The Executive Committee may exercise all of the powers of the Board, subject to certain exceptions specified in our By-laws or Delaware law. However, traditionally, the Executive Committee acts only when exercising a power the Board has specifically delegated, when there is an emergency, or when the issue does not warrant the full Board's attention.

MET ONCE IN FISCAL 2017

Committee Members:

- **Geo. Garvin Brown IV (Chair)**
- John D. Cook
- Paul C. Varga

 

Board's Role in Risk Oversight

The Board believes its current leadership structure best enables it to fulfill its risk oversight function. Our Corporate Governance Guidelines require the Board to ensure we implement appropriate processes for managing enterprise risk, and our Board considers risk oversight an integral part of its role in the strategic planning process. The Board regularly and actively considers how strategic decisions affect Brown-Forman's risk profile.

While the Board has ultimate oversight responsibility for the risk management process, certain committees have important supplementary roles in that process. During fiscal 2017, the Board tasked its committees to assist with the responsibilities outlined below:

- **Audit Committee**—overseeing our most significant financial reporting and accounting control risks and management's monitoring and management of those risks.
- **Compensation Committee**—overseeing risks related to compensation policies and practices.
- **Corporate Governance and Nominating Committee**—overseeing risks related to corporate governance, board composition, and succession planning for the Chief Executive Officer and the Chairman of the Board.

These committees met regularly with members of management and outside advisors, as necessary, and reported to the Board regularly on their risk oversight and mitigation activities. In addition, management's Disclosure Controls Committee and Enterprise Risk Management Committee both play an integral role in making sure that relevant risk-related information is reported to senior management and the Board as directly and quickly as possible. Further, our management Ethics, Compliance and Risk Team, comprising a number of senior executives and subject matter experts, meets throughout the year to address issues related to risk, ethics, and compliance; to coordinate the work of those areas; and to oversee the formulation and promulgation of company policies and the training of employees in compliance with them.

Communication with Our Board

Stockholders and other interested parties may communicate with our directors, including the non-management directors or the independent directors as a group, by writing to our Secretary, Matthew E. Hamel, at 850 Dixie Highway, Louisville, Kentucky 40210, or at Secretary@b-f.com. The Secretary's office will forward written communications to the individual director or group of directors to whom they are addressed, with copies to all other directors.

 

BEST PRACTICES

Brown-Forman has long believed that good corporate governance is essential to long-term success. We continually evaluate our corporate governance practices in the context of our controlled-company status to address the changing regulatory environment, and adopt those practices that we believe are in the best interests of Brown-Forman and all of our stockholders.

Code of Conduct

The Brown-Forman Code of Conduct expresses its expectations of ethical behavior for all of our employees and directors. The Code of Conduct includes our Code of Ethics for Senior Financial Officers, which reflects the expectation that all of our financial, accounting, reporting, and auditing activities will be conducted in strict compliance with all applicable rules and regulations and will conform to the highest ethical standards. Brown-Forman encourages its employees to "speak up" when aware of a potential code of conduct violation and provides multiple channels for doing so, including anonymously. The Code of Conduct, including reporting channels, and the Code of Ethics for Senior Financial Officers can be found on our website at *www.brown-forman.com/about/corporate-governance/code-of-ethics/* and *www.brown-forman.com/about/corporate-governance/code-of-ethics-for-senior-financial-officers/*.

Disclosure Controls Committee

The Disclosure Controls Committee is composed of members of management. This committee has established controls and procedures designed to ensure that information Brown-Forman may be required to disclose is gathered and communicated to the committee and that all required disclosures are made in a timely and accurate manner. The committee has implemented a financial review process that enables our Chief Executive Officer and Chief Financial Officer to certify our quarterly and annual reports, as well as procedures designed to ensure our compliance with SEC Regulation FD (Fair Disclosure).

Risk Committee

The mission of the Enterprise Risk Management (ERM) Committee, which is composed of members of management, is to ensure that all of Brown-Forman's major risks are identified and evaluated. The ERM Committee also identifies the individuals and teams who are responsible for mitigating risks, and ensures that mitigation plans are in place to mitigate the Company's significant risks. The ERM Committee reports to the Audit Committee regarding its policies and processes. In addition, the ERM Committee reports to the Board at least annually regarding the top risks facing Brown-Forman, and periodically updates the Board on the mitigation plans related to those risks.

 

OUR CONTROLLING FAMILY STOCKHOLDERS

Brown-Forman has an engaged family stockholder base with a long-term ownership perspective. We view our status as a publicly traded, family-controlled company as a distinct competitive advantage, and we believe a strong relationship with the Brown family is essential to our growth, independence, and ability to create long-term value for all stockholders. Management interacts with Brown family members in a manner consistent with all applicable laws and regulations. We actively cultivate our relationship with the Brown family through a variety of channels, as detailed below.

Brown-Forman/Brown Family Shareholders Committee

In 2007, Geo. Garvin Brown IV and Paul C. Varga organized the Brown-Forman/Brown Family Shareholders Committee, which they continue to co-chair. This committee provides a forum for frequent, open, and constructive dialogue between Brown-Forman and its controlling family stockholders. The Brown Family Shareholders Committee engages the Brown family on topics of mutual interest such as the Company and industry, governance, ownership, and philanthropy.

Director of Family Shareholder Relations

The Director of Family Shareholder Relations, a Brown-Forman employee, works with other employees and Brown family members to develop and implement policies and practices designed to further strengthen the relationship between Brown-Forman and the Brown family.

Brown Family Member Employees

Brown-Forman employs ten Brown family members, some of whom participate on management teams that oversee strategic and operational matters. Participation on these committees enables our Brown family employees to contribute their perspectives on the important issues we confront. In addition to their management contributions, the Brown family employees play a critical role in upholding the Brown-Forman corporate culture.

 

ELECTION OF DIRECTORS

This section provides information about our thirteen director nominees, including the experience, qualifications, attributes, and skills that enable them to make valuable contributions to our Board.

All of our director nominees are current directors of Brown-Forman. Each director was elected by the stockholders at our 2016 Annual Meeting except for Kathleen M. Gutmann, who was appointed to the Board in May 2017. Kathleen M. Gutmann was recommended for appointment to the Board by the Corporate Governance and Nominating Committee following a process conducted with the assistance of a third-party executive search firm.

The Board unanimously recommends a vote "FOR" the election of each director nominee.

Your shares will be voted *"FOR"* the election of all director nominees listed below unless you instruct the proxy holders to vote against, or to abstain from voting for, one or more nominees. If any nominee becomes unable to serve before the meeting, the proxy holders may vote for a substitute nominee if the Board has designated one. As of the date of this Proxy Statement, the Board believes each nominee is prepared to serve if elected.

NOMINEES

PATRICK BOUSQUET-CHAVANNE



Director since 2005

Age 59

Committees:
- Compensation
- Corporate Governance and Nominating

CURRENT AND PAST POSITIONS

Positions at Marks and Spencer Group PLC:
- Executive Director of Customer, Marketing and M&S.com since 2016
- Executive Director of Marketing and International from 2014 to 2016
- Executive Director, Marketing and Business Development from 2013 to 2014
- Corporate Director of Strategy and Business Development from 2012 to 2013

Positions at Yoostar Entertainment Group:
- Co-Chairman from 2010 to 2012
- President and Chief Executive Officer from 2009 to 2012

QUALIFICATIONS AND SKILLS
- Senior management and board experience at one of the world's leading manufacturers and marketers of branded consumer goods, including experience with implementing strategy, branding, licensing, distribution, digital, and international expansion
- Experience dealing with governance issues relevant to family-controlled public companies

OTHER DIRECTORSHIPS
- Marks and Spencer Group PLC since 2013
- HSNi Corporation from 2008 to 2013

CAMPBELL P. BROWN



Director since 2016

Age 49

CURRENT AND PAST POSITIONS

Positions with Brown-Forman and affiliates:
- President and Managing Director of Old Forester, our founding bourbon brand, since 2015
- Led the wine and spirits portfolio in Canada and the Midwest region of the U.S.
- Served in the emerging markets of India, the Philippines, and Turkey
- Various other positions over a 23-year career
- Founding member of Brown-Forman/Brown Family Shareholders Committee since 2007

QUALIFICATIONS AND SKILLS
- Business and industry experience gained by serving in operational, management, and executive positions within the Company
- Deep knowledge of family corporate governance
- Perspective as a fifth generation Brown family stockholder
- A history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates his ability to represent the long-term interests of shareholders

OTHER DIRECTORSHIPS
- Republic Bank and Trust Company since 2008

 

GEO. GARVIN BROWN IV



Director since 2006

Age 48

Committees:
- Corporate Governance and Nominating
- Executive (Chair)

CURRENT AND PAST POSITIONS

Positions with Brown-Forman and affiliates:
- Chairman of the Board since 2007
- Executive Vice President from 2011 to 2015
- Senior Vice President and Managing Director of Western Europe and Africa from 2009 to 2011
- Vice President and Jack Daniel's Brand Director in Europe and Africa from 2004 to 2008
- Director of the Office of the Chairman and Chief Executive Officer from 2002 to 2004
- Founding member and Co-Chairman of Brown-Forman/Brown Family Shareholders Committee since 2007

QUALIFICATIONS AND SKILLS
- Business and industry experience gained by serving in operational, management, and executive positions within the Company
- Deep knowledge of family corporate governance
- Perspective as a fifth generation Brown family stockholder
- A history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates his ability to represent the long-term interests of shareholders

STUART R. BROWN



Director since 2015

Age 52

CURRENT AND PAST POSITIONS

Typha Partners, LLC (an early-stage private equity investment company), Managing Partner since 2010

DendriFund, Inc. (a charitable foundation established by Brown-Forman), President since 2011

Between the Covers Bookstore, Owner from 1998 to 2010

Positions with Brown-Forman and affiliates:
- Sales and Marketing Management from 1995 to 1998
- Founding member of Brown-Forman/Brown Family Shareholders Committee since 2007

QUALIFICATIONS AND SKILLS
- Extensive experience in family governance, entrepreneurial management, finance, and board leadership
- Perspective as a fifth generation Brown family stockholder
- A history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates his ability to represent the long-term interests of shareholders

BRUCE L. BYRNES



Director since 2010

Age 69

Committees:
- Audit
- Corporate Governance and Nominating

CURRENT AND PAST POSITIONS

Positions with The Procter & Gamble Company:
- Vice Chairman of the Board from 2002 to 2008
- Vice Chairman, Global Brand Building Training, from 2007 to 2008
- Vice Chairman, Global Household Care Division, from 2004 to 2007

QUALIFICATIONS AND SKILLS
- Executive leadership of a global consumer goods company
- Expertise in brand building, brand management, and finance
- Experience with international marketing and operations and corporate strategy

OTHER DIRECTORSHIPS
- Boston Scientific Corporation from 2009 to 2015
- Diebold, Incorporated from 2010 to 2015
- Cincinnati Bell, Inc. from 2003 to 2013

 

JOHN D. COOK



Director since 2008; Lead Independent Director since 2012

Age 64

Committees:
- Compensation
- Corporate Governance and Nominating (Chair)
- Audit
- Executive

CURRENT AND PAST POSITIONS

Positions with McKinsey & Company:
- Director Emeritus
- Director from 2003 to 2008

QUALIFICATIONS AND SKILLS
- Skills gained during a 40-year career advising and managing consumer products companies and creating shareholder value
- Leadership and senior management experience
- Financial and international expertise
- Marketing skills
- Experience with strategic acquisitions and integrations

OTHER DIRECTORSHIPS
- Winona Capital Management since 2007

MARSHALL B. FARRER



Director since 2016

Age 46

CURRENT AND PAST POSITIONS

Positions with Brown-Forman and affiliates:
- Vice President, Managing Director of Global Travel Retail, which includes Duty Free, Military, Cruise, and Transportation sales globally since 2015
- Led the global Jack Daniel's Tennessee Honey brand team from 2014 to 2015
- Managing director of the Australia/Pacific region from 2010 to 2014
- Led the Latin America & Caribbean region from 2006 to 2009
- Various other positions over a 19-year career
- Founding member of Brown-Forman/Brown Family Shareholders Committee since 2007
- Member of the Brown-Forman Management Executive Committee from 2007 to 2009

QUALIFICATIONS AND SKILLS
- Business and industry experience gained from serving in operational, management, and executive positions within the Company
- Deep knowledge of family corporate governance
- Perspective as a fifth generation Brown family stockholder
- A history of service on the Brown-Forman Executive Committee and Brown-Forman/Brown Family Shareholders Committee, which demonstrates his ability to represent the long-term interests of shareholders

LAURA L. FRAZIER



Director since 2016

Age 59

CURRENT AND PAST POSITIONS

Bittners (a more than 160-year-old interior and commercial design firm), Owner, Chairman, and past-CEO

Positions with Brown-Forman and affiliates:
- Member of the board of directors of Lenox, Inc., a former subsidiary, from 1999 to 2005
- Founding member of Brown-Forman/Brown Family Shareholders Committee since 2007

QUALIFICATIONS AND SKILLS
- Executive leadership and entrepreneurial management skills
- Perspective as a fifth generation Brown family stockholder
- A history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates her ability to represent the long-term interests of shareholders

 

KATHLEEN M. GUTMANN



Director since May 2017

Age 48

CURRENT AND PAST POSITIONS

Positions with United Parcel Service:
- Chief Sales and Solutions Officer and Senior Vice President of The UPS Store and UPS Capital since 2015
- Senior Vice President of Worldwide Sales and Solutions from 2014 to 2015
- President of Worldwide Sales from 2011 to 2014

QUALIFICATIONS AND SKILLS

- Experience with directing long-term strategy as a member of the UPS Management Committee
- Oversight of P&L for UPS Capital, a UPS subsidiary that provides supply chain, financial, insurance, and payment solutions, and The UPS Store, a franchise system of retail shipping, mailbox, print, and business service centers

AUGUSTA BROWN HOLLAND



Director since 2015

Age 41

CURRENT AND PAST POSITIONS

- **Haystack Partners LLC** (environmentally conscious real estate development), Founding Partner since 2006
- Founding member of Brown-Forman/Brown Family Shareholders Committee since 2007

QUALIFICATIONS AND SKILLS

- Extensive knowledge of urban planning and revitalization and environmentally friendly development
- Experience serving on numerous civic boards
- Perspective as a fifth generation Brown family stockholder
- A history of service on the Brown-Forman/ Brown Family Shareholders Committee, which demonstrates her ability to represent the long-term interests of shareholders

MICHAEL J. RONEY



Director since 2014

Age 63

Committees:
- Compensation (Chair)

CURRENT AND PAST POSITIONS

Bunzl plc, Chief Executive Officer from 2005 to 2016

QUALIFICATIONS AND SKILLS

- Extensive senior management and executive leadership experience
- Deep expertise in multinational production, distribution, and operations
- Financial expertise
- International mergers and acquisitions experience

OTHER DIRECTORSHIPS

- Next plc since February 2017, Deputy Chairman and Chairman Designate
- Grafton Group plc since May 2016, Non-Executive Chairman since January 1, 2017
- Johnson Matthey plc from 2007 to 2014, Senior Independent Director
- Bunzl plc from 2003 to 2005, Non-Executive Director

 

MICHAEL A. TODMAN



Director since 2014

Age 59

Committees:
- Audit (Chair)

CURRENT AND PAST POSITIONS

Positions with Whirlpool and affiliates:
- Vice Chairman, Whirlpool Corporation from 2014 to 2015
- President, Whirlpool International from 2009 to 2014
- President, Whirlpool North America from 2007 to 2009

QUALIFICATIONS AND SKILLS
- Extensive knowledge and experience in multinational operations, sales and distribution, and manufacturing
- Executive leadership of large multinational organizations
- Financial expertise

OTHER DIRECTORSHIPS
- Newell Rubbermaid, Inc. since 2007
- Prudential Financial, Inc. since 2016
- Whirlpool Corporation from 2006 to 2015

PAUL C. VARGA



Director since 2003

Age 53

Committees:
- Executive

CURRENT AND PAST POSITIONS

Positions with Brown-Forman and affiliates:
- Chief Executive Officer since 2005
- Chairman since 2007
- President and Chief Executive Officer of Brown-Forman Beverages from 2003 to 2005
- Global Chief Marketing Officer for Brown-Forman Spirits from 2000 to 2003

QUALIFICATIONS AND SKILLS
- In-depth knowledge of the Company's business, operations, and strategy gained during his 30-year career
- Extensive knowledge of the beverage alcohol industry
- Sales and marketing and financial expertise
- Strategic thinking, leadership, management, consensus-building, and communication skills

OTHER DIRECTORSHIPS
- Macy's, Inc. since 2012

Family relationships. No family relationship—first cousin or closer—exists between any two directors, executive officers, or individuals nominated or chosen to become a director or executive officer, except for the following relationships between Brown family directors: Geo. Garvin Brown IV and Campbell P. Brown are brothers, and Marshall B. Farrer is their first cousin; and Stuart R. Brown and Augusta Brown Holland are first cousins.

 

DIRECTOR COMPENSATION

OVERVIEW

Our directors serve one-year terms that begin with their election at an Annual Meeting and end immediately upon the election of directors at the next Annual Meeting. We refer to this period as a "Board Year" for director compensation purposes.

Our non-employee director compensation consists of an annual Board retainer, a Chair of the Board retainer, a Lead Independent Director retainer, committee member retainers, committee chair retainers, and meeting fees. To align the interests of our non-employee directors with those of our stockholders, non-employee directors receive their Board retainers in a combination of cash and equity. Non-employee directors receive meeting fees only if they attend more than eight meetings (Board), ten meetings (Audit Committee), or six meetings (Compensation Committee and Corporate Governance & Nominating Committee). The Compensation Committee believes this compensation structure appropriately reflects the importance of directors' active participation at Board and committee meetings.

The Compensation Committee reviews, with the assistance of its independent consultant Frederic W. Cook & Co. (FWC) information each year related to the competitiveness of non-employee Director compensation and, from time to time, recommends adjustments to its compensation structure to ensure both continued competitiveness and the appropriate compensation. Based upon the review of this information in fiscal 2017, FWC recommended, and the Board confirmed and approved, no changes to the existing retainers and fees listed below.

DIRECTOR COMPENSATION STRUCTURE

Pay Element		Amount
Lead Independent Director Retainer Paid in six installments over the Board Year.		$30,000
Board Retainer Directors may elect to receive their cash retainer in equity. Directors who have satisfied our stock ownership guidelines may elect to receive up to 100% of the retainer in cash, including the equity retainer. The cash retainer is paid in six installments over the Board Year.		$185,000 total • $70,000 cash • $115,000 equity (deferred stock units)
Meeting Fees No fee is paid unless the director attends more than eight meetings (Board).	Board	$5,000 per meeting
No fee is paid unless the director attends more than ten meetings (Audit) or six meetings (Compensation and Corporate Governance & Nominating)	Audit, Compensation, and Corporate Governance & Nominating	$2,500 per meeting $1,250 per telephonic meeting
Committee Member Retainers Paid in six installments over the Board Year.	Audit	$25,000
	Compensation	$20,000
	Corporate Governance & Nominating	$20,000
Committee Chair Retainers *(Audit, Compensation, and Corporate Governance & Nominating)* Paid in six installments over the Board Year. If a director chairs more than one committee, he or she will receive multiple chair retainers.		$20,000
Non-Employee Chair of the Board Retainer Paid in six installments over the Board Year.		$625,000

 

Deferred Stock Units

Our Deferred Stock Unit (DSU) program for non-employee directors allows us to issue both Class A common DSUs and Class B common DSUs. Each DSU represents the right to receive one share of Brown-Forman's Class A or Class B common stock, based on the closing price of the shares on the date the award is made. After a non-employee director's Board service ends, his or her DSUs are paid out in shares of Class A or Class B common stock following a six-month waiting period. Directors may elect to receive this distribution either in a single lump sum or in ten equal annual installments.

On each dividend payment date, non-employee directors are credited with the cash dividends on the number of shares represented by the DSUs they held on the record date for that dividend. These dividend credits are converted to additional DSUs based on the market value of the Class A or Class B common stock as of the dividend payment date.

If a director's Board service ends during a Board Year, the DSUs attributable to the remainder of that Board Year do not vest and are forfeited.

Employee Directors

Paul C. Varga, Campbell P. Brown, and Marshall B. Farrer are our employee directors. They do not receive any compensation for serving on our Board, any of its committees, or on the boards or equivalent bodies of any of our subsidiaries.

Stock Ownership Guideline

Our stock ownership guideline for non-employee directors is equal to five times the annual board retainer, which in fiscal 2017 was $925,000. When considering whether a non-employee director has satisfied the stock ownership guideline, the Compensation Committee includes DSUs as well as Class A or Class B common stock held directly. The value of any unexercised stock-settled stock appreciation rights (SSARs) is not included. Any non-employee director who has not yet met the stock ownership guideline must elect to receive at least 60% of his or her annual equity board retainer in DSUs.

Expense Reimbursement

We reimburse all directors for reasonable and necessary expenses they incur in performing their duties as directors. In addition, we provide a travel stipend of $3,000 per meeting to directors who must travel to Board meetings from outside the United States.

Continuing Education Allowance

Brown-Forman covers the cost, up to $10,000 per director per Board Year, of continuing education programs to support our directors' efforts to remain current on best practices in board governance, industry matters, or other business topics relevant to their Board service.

Events

We occasionally invite our directors and their spouses to certain events, including strategy retreats, retirement celebrations, award dinners, and similar functions. We believe these occasions provide valuable opportunities for our directors to establish and develop relationships with our senior executives, long-term stockholders, employees, and each other, furthering our objective of having a strong and cohesive board.

 

FISCAL 2017 DIRECTOR COMPENSATION

The following table shows the compensation paid to non-employee directors for their service in fiscal 2017.

FISCAL 2017 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash[1]	DSU Awards[2][3]	All Other Compensation[4]	Total
Joan C. Lordi Amble[5]	$13,615	$—	$—	$13,615
Patrick Bousquet-Chavanne	59,394	185,000	15,000	259,394
Geo. Garvin Brown IV	517,727	312,500	18,000	848,227
Martin S. Brown Jr.[5]	45,066	—	—	45,066
Stuart R. Brown	185,227	—	—	185,227
Bruce L. Byrnes	116,477	115,000	—	231,477
John D. Cook	115,158	185,000	—	300,158
Laura L. Frazier	172,567	—	—	172,567
Sandra A. Frazier[5]	45,066	—	—	45,066
Augusta Brown Holland	85,227	115,000	—	200,227
Michael J. Roney	26,061	185,000	18,000	229,061
Michael A. Todman	115,133	115,000	—	230,133

(1) Amounts in this column reflect fees earned during fiscal 2017 and include: annual Board retainer, if paid in cash; Lead Independent Director fee; annual committee chair and committee member retainers; non-employee chair of the Board retainer, if paid in cash; and any Board and committee meeting fees.

(2) DSUs represent the right to receive one share of Class A or Class B common stock, and are determined by dividing the cash value of the compensation being paid in DSUs by the closing price of Class A or Class B common stock on the date of grant. DSU awards for the 2017 Board Year were granted on July 28, 2016. The closing price of our Class A stock on that date was $105.14. On dividend payment dates, outstanding DSUs are credited with dividend-equivalent DSUs.

(3) The aggregate number of SSARs, DSUs, and Restricted Stock Units (RSUs) outstanding for each of our non-employee directors as of April 30, 2017, is set forth below. All SSARs shown are fully vested and exercisable. Annual grants of DSUs vest over the course of the Board Year. Outstanding SSARs and RSUs for Geo. Garvin Brown IV represent awards granted to him while he was an executive for Brown-Forman. Mr. Brown's outstanding time-based RSUs will vest as follows, assuming his continued service on the Board: 6,852 RSUs vest on April 30, 2018, and 760 RSUs vest on April 30, 2019.

Name	DSUs Outstanding Class A as of April 30, 2017	DSUs Outstanding Class B as of April 30, 2017	Class B SSAR Outstanding as of April 30, 2017	Class B Time-Based Restricted Stock Units as of April 30, 2017
Joan C. Lordi Amble	9,179	4,252	—	—
Patrick Bousquet-Chavanne	15,773	10,526	—	—
Geo. Garvin Brown IV	12,485	—	12,512	7,612
Martin S. Brown, Jr.	—	3,163	24,494	—
Stuart R. Brown	—	—	—	—
Bruce L. Byrnes	9,747	6,831	—	—
John D. Cook	15,773	10,526	43,504	—
Laura L. Frazier	—	—	—	—
Sandra A. Frazier	—	3,163	24,494	—
Augusta Brown Holland	3,424	—	—	—
Michael J. Roney	11,909	—	—	—
Michael A. Todman	8,259	—	—	—

(4) Reflects taxable travel stipend amounts paid during fiscal 2017 to directors who traveled to Board meetings from outside of the United States.

(5) Ms. Joan C. Lordi Amble, Mr. Martin S. Brown Jr., and Ms. Sandra A. Frazier's service as directors ended on July 28, 2016, at the 2016 Annual Meeting. The amounts set forth under "Fees Earned or Paid in Cash" represent the fees earned for their service for part of fiscal 2017.

 

COMPENSATION DISCUSSION AND ANALYSIS

This section describes our executive compensation philosophy and objectives, and the decisions of the Compensation Committee (Committee) regarding the compensation of our Named Executive Officers (NEOs). For fiscal 2017, our NEOs were:

Name	Title
Paul C. Varga	Company Chairman and Chief Executive Officer
Jane C. Morreau	Executive Vice President and Chief Financial Officer
Mark I. McCallum	Executive Vice President, President Jack Daniel's Brands
Jill A. Jones	Executive Vice President, President, NAR, CCSA, IMEA and GTR
Lawson E. Whiting	Executive Vice President, Chief Brands and Strategy Officer

EXECUTIVE SUMMARY

Pay for Performance

We believe in pay for performance through our short- and long-term incentive programs. These programs utilize key performance metrics to compare our performance to that of our peers. We believe the use of these metrics:

- is the clearest way to demonstrate the value provided to our stockholders;
- ensures that we hold ourselves to a performance standard that is as objective as possible;
- reinforces a competitive and innovative mindset among our leadership; and
- ensures that the incentive payments are appropriate.

We believe one of the best measures of value to the Company created by our NEOs is the return provided to our stock-holders relative to the returns of other companies in our industry and the broader S&P 500, as shown in the charts below:

BROWN-FORMAN TOTAL SHAREHOLDER RETURN VS. EARNINGS PER SHARE VS. CEO TOTAL COMPENSATION GROWTH[1]



TOTAL SHAREHOLDER RETURN (TSR): BROWN-FORMAN VS. INDUSTRY VS. S&P 500[2]



(1) Compares total shareholder return of Brown-Forman Class B common stock and diluted earnings per share (percent growth over prior fiscal year) with the increase in Mr. Varga's total compensation (percent growth over prior fiscal year). Mr. Varga's compensation includes base salary, stock appreciation rights, non-equity compensation, and all other compensation as reported in the Summary Compensation Table. It also includes the performance-adjusted restricted stock award values as reported at the end of the applicable three-year performance period. Mr. Varga's change in pension values are excluded.

(2) Represents the compound annual growth rate of TSR. Industry total shareholder return is based on a weighted average of comparable companies within the distilled spirits industry.

 

As a result of the Committee's annual review process, it was determined that the total target direct compensation for our NEOs was below market median when compared to our compensation peer group listed on page 28. In light of this review we believe our executive compensation program delivers exceptional value to our stockholders, particularly considering the combination of strong returns and financial performance that Brown-Forman and its management team have delivered over multiple years.

Performance-Based Payouts for Fiscal 2017

Brown-Forman performance in fiscal 2017 reflected the alignment between executive compensation and Brown-Forman's performance.

CASH INCENTIVES

- We reported 7% growth in underlying operating income, above our predicted growth target for industry peers of 5%. As a result, short-term cash incentives paid out at 127% of target.
- Our long-term cash incentives measure three-year performance of 1) absolute underlying operating income (40% weighting), 2) relative underlying operating income compared to industry peers (40% weighting), and 3) achievement of key long-term strategic objectives in our BF 150 corporate strategy (20% weighting). Our performance on these measures for the fiscal 2015–2017 performance period resulted in a payout of 143% of target.

EQUITY-BASED INCENTIVES

We use equity-based compensation to align the long-term economic interests of our executives with those of our stockholders. We offer our NEOs two types of equity-based incentives: performance-based restricted Class A common stock and stock appreciation rights settled in shares of Class B common stock.

- Performance-based restricted stock awards for the fiscal 2015–2017 performance period were converted into restricted shares shortly after the conclusion of fiscal 2017. The conversion was based on the cumulative total shareholder return of our Class B common stock compared to that of the companies constituting the Standard & Poor's Consumer Staples Index. Our relative performance against this group over the performance period was at the 11th percentile, resulting in a threshold payout at 50% of target.
- Payouts of our stock-settled stock appreciation rights are determined by the increase of our Class B stock price above the awards' stated grant price.

Advisory Votes on Executive Compensation

In our first "say-on-pay" vote in our 2014 Annual Meeting, our stockholders expressed overwhelming support for the compensation of our NEOs, with more than 99% of the votes cast approving the advisory resolution. The Committee considered these results as one of many factors in its executive compensation decisions for fiscal 2015, 2016, and 2017, and did not make any material changes to the executive compensation program.

Following the expressed preference of our stockholders, Brown-Forman expects to continue to conduct advisory votes on executive compensation every three years, but reserves the right to conduct votes more frequently in order to seek additional feedback from our stockholders. As in past years, the Committee will consider the results of this year's "say-on-pay" advisory vote (Proposal 2 on page 51) in its future executive compensation decisions.

OVERVIEW OF OUR COMPENSATION PROGRAM

Compensation Objectives and Principles

The objective of our executive compensation program is to attract, motivate, reward, and retain a diverse team of talented executives who will lead Brown-Forman to produce superior, sustainable long-term value for our stockholders.

As a family-controlled company, our history guides our perspective on executive compensation. Members of the Brown family have historically served as our senior leadership, and their compensation was modest by competitive market standards. While this was not a major concern at the time given their significant stock holdings, in recent years employees other than Brown family members have more frequently held our most senior executive positions. These individuals have less substantial ownership in the Company and, as a result, our compensation structure has evolved over time to better reflect the competitive landscape for executive talent. In order to remain competitive, as well as ensure our alignment with the interests of the Brown Family and our stockholders, we have established programs that remain focused on creating long-term value, reinforcing financial accountability, and delivering outstanding operational outcomes to drive sustained performance of Brown-Forman's stock.

 



Our company vision is "Building Forever," which reflects our long-term perspective and desire to remain a strong, independent company indefinitely. We aim to "enrich the experience of life by responsibly building beverage alcohol brands, in our own way, that thrive and endure for generations." We have identified specific strategic ambitions, known as the BF 150, that support our mission and vision as they represent objectives we believe are necessary to position our enterprise for success in the year 2020, coinciding with our 150th anniversary. These priorities include:

• Building brands and businesses that create stock-holder value;

• Keeping Jack Daniel's Tennessee Whiskey strong, healthy, and relevant to consumers worldwide;

• Continuing to be the global leader in American whiskey;

• Growing our Finlandia and Herradura portfolios;

• Growing our business in the United States, our largest market;

• Growing our non-U.S. developed and emerging markets;

• Engaging our stockholders, including our controlling family stockholders;

• Pursuing well-balanced capital deployment strategies; and

• Being responsible in everything we do.

We believe that our executive compensation program enhances our ability to achieve these priorities in a manner that is aligned with our vision, mission, and values.

Compensation Elements

Principal elements of compensation for our NEOs include:

• base salary (including holiday bonus);
• short-term (one-year) performance-based cash compensation;
• long-term (three-year) performance-based cash compensation;
• long-term equity-based incentive compensation (stock-settled stock appreciation rights and performance-based restricted stock);
• benefits and limited perquisites that are generally available to all senior executives; and
• limited post-employment compensation and other benefits.

Measuring Performance

To measure financial performance, we use a metric called "underlying operating income." This number is determined by adjusting GAAP operating income for the effect of foreign currency changes, the effect of estimated net changes in distributor inventories for our brands, and the effect of acquisitions and divestitures.

The Committee believes the most relevant measures of our performance are:

• strong and sustained growth in underlying operating income, both on an absolute basis and relative to industry peers,
• progress toward our long-term strategic goals, and
• our three-year total shareholder return relative to the S&P Consumer Staples Index.

FISCAL 2017 PERFORMANCE METRICS FOR BROWN-FORMAN INCENTIVE PLANS

Performance-Based Component	Performance Measures
Short-Term Cash Incentive	80% Weighting: Underlying operating income growth[1] relative to expected performance among industry peers
	20% Weighting: Individual performance
Long-Term Cash Incentive[2]	30% Weighting: Underlying operating income growth compared to sustained growth of 8%
	30% Weighting: Underlying operating income growth compared to industry peers
	40% Weighting: Progress toward long-term quantitative and qualitative strategic goals
Performance-Based Restricted Stock	Total shareholder return relative to S&P Consumer Staples Index
Stock Appreciation Rights	Stock price growth above grant price

(1) "Underlying operating income" is not derived in accordance with GAAP. We explain why the Company uses this measure in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Non-GAAP Financial Measures," in our Annual Report on Form 10-K for fiscal 2017.

(2) Weightings for our long-term cash incentives were adjusted beginning with the fiscal 2016 grants. Please see page 32 for more information.

Competitive Compensation

We aspire to provide target compensation for our NEOs that approximates median target compensation delivered to executives in similar positions at companies we consider competition for senior executive talent. We believe that providing strong, competitive target compensation aligned with performance enhances our ability to secure the right executive leadership while driving the right results for our stockholders.

To ensure we meet this objective, the Committee compares Brown-Forman's compensation practices with those of a group of high-performing, brand-building consumer products companies with similar financial characteristics. The Committee reviews this group of companies annually to ensure they continue to meet these criteria. These companies are listed on page 28.

 

THE ROLE OF OUR COMPENSATION COMMITTEE

The Committee serves a critical role in our compensation governance. Through providing independent oversight and thought leadership on executive compensation and its relationship to Company performance, the Committee establishes performance objectives that correlate pay and performance. The Committee, with the assistance of its independent compensation consultant, FWC, establishes compensation for our NEOs and other designated executive officers, and helps the Board fulfill its duties relating to the compensation of our directors, officers, and employees. The Committee also has the sole authority, on behalf of the Board, to determine the compensation of our CEO.

The Committee is composed of three independent directors — Messrs. Roney (Chair), Bousquet-Chavanne, and Cook. Each member of the Committee qualifies as an independent director under the NYSE's heightened independence standards for Compensation Committee members of non-controlled companies, as a non-employee director under SEC rules, and as an outside director under regulations adopted pursuant to Section 162 of the Internal Revenue Code. As a "controlled company," Brown-Forman is not required to meet all of these standards, but we believe that doing so is in the best interests of our Company and our stockholders.

The Committee's deliberations and decisions are informed by the diverse experience of its members, input from certain members of management, advice from FWC, and access to functional experts in our human resources department.

Sound Pay Practices

We avoid pay practices that we believe do not support the objectives of our executive compensation program or our culture. We do not offer NEOs employment agreements, non-performance-based cash payments (other than salary and holiday bonus), tax gross-ups, excessive perquisites, or severance or change-in-control agreements. We also have an Incentive Compensation Recoupment Policy (commonly known as a "clawback" policy) that permits Brown-Forman to seek recovery of incentive compensation paid or awarded in the event of a subsequent financial restatement due to material noncompliance with financial reporting requirements, or the discovery of an error in the calculation of the incentive compensation that was awarded or paid.

Each year we assess and evaluate potential compensation-related risks. Based upon this year's review, management and the Committee have concluded that our compensation policies and practices do not create any risk that is reasonably likely to have a material adverse effect on Brown-Forman. This is our intent and it is consistent with our findings in prior years.

The Compensation Consultant

As an independent compensation advisor, FWC reports directly to the Committee and attends meetings as requested. FWC provides the Committee with information on external compensation trends and guidance on the compensation of our CEO and other NEOs, and also reviews this Compensation Discussion and Analysis. In addition, FWC provides independent advice to the Board on director remuneration, assists with the Board and Committee self-assessment process, and acts as the Committee's advisor in working with management. FWC provides no other services to Brown-Forman or management.

In accordance with SEC and NYSE requirements, the Committee has reviewed the independence of FWC and determined that no conflict exists that would compromise the independence of the advice the firm provides.

TARGET COMPENSATION

How We Set Target Compensation for Our NEOs

We apply a customized approach to determine the target compensation of each NEO. We consider each NEO's role, the value of the role in the labor market, and factors specific to the NEO as an individual. Individual factors include tenure with Brown-Forman, mastery of current role, potential to move into expanded roles, performance, scarcity of skill-sets, retention risk, fit within our culture, career experience, and internal pay equity. We find that this approach leads to a more effective pay program than one solely based on external labor market data.

To ensure our pay is competitive, we compare NEO compensation with the compensation for executives in similar positions within a comparator group of high-performing, brand-building consumer products companies with financial characteristics similar to those of Brown-Forman. FWC prepares a market analysis comparing the target value of each element of compensation for Brown-Forman's NEOs to the compensation paid by the comparator group. This analysis produces a range of market-competitive levels of target compensation as one consideration in determining pay for our

 

NEOs. While we do not set target compensation to meet specific benchmarks, we do consider the median of the comparator group as a guide to appropriate target pay ranges for our NEOs.

To determine the pay elements that make up each NEO's target compensation, we begin by reviewing a preferred "pro-forma" mix of pay developed and recommended by FWC. The objective of this practice is to have a pay mix that aligns from an internal perspective and supports our goal of promoting shareholder value. FWC and the Committee periodically review the "pro-forma" mix to ensure this continued alignment.

BROWN-FORMAN NEO PAY MIX VS. COMPENSATION COMPARATOR GROUP

Brown-Forman CEO Mix
16% Base Salary | 21% Short-Term | 63% Long-Term
84% At Risk

Comparator CEO Mix
14% Base Salary | 20% Short-Term | 66% Long-Term
86% At Risk

Brown-Forman NEO Mix
33% Base Salary | 22% Short-Term | 45% Long-Term
67% At Risk

Pro-Forma NEO Mix[1]
30% Base Salary | 20% Short-Term | 50% Long-Term
70% At Risk

Comparator NEO Mix
27% Base Salary | 21% Short-Term | 52% Long-Term
73% At Risk

(1) This represents a recommended target pay mix by FWC.

Compensation Comparator Group

During fiscal 2017, the Committee reviewed the compensation comparator group to ensure continued alignment with the characteristics of Brown-Forman. As a result of this review, Keurig Green Mountain Inc. was removed as they were recently acquired.

Campari S.p.A.	Harley Davidson Inc.	Mead Johnson Nutrition Co.	The Hain Celestial Group, Inc.
Church & Dwight Co., Inc.	Hershey Co.	Molson Coors Brewing Co.	The WhiteWave Foods Company
Constellation Brands, Inc.	J.M. Smucker Co.	Monster Beverage Corp.	
Diageo Plc.	lululemon athletica inc.	Pernod Ricard SA	
Dr. Pepper Snapple Group, Inc.	McCormick & Co., Inc.	Remy Cointreau SA	

 

Target Total Direct Compensation for Fiscal 2017

The chart below shows the annualized target total direct compensation for each of our NEOs in fiscal 2017 versus fiscal 2016, and the percentage increase of each component.

FISCAL 2017 VERSUS FISCAL 2016 NEO TARGET TOTAL DIRECT COMPENSATION

Name	Year	Salary and Holiday Bonus[1]	Short-Term Incentive Target	Long-Term Incentive Target	Target Total Direct Comp	Percent Increase	Pay Mix at Target
Paul C. Varga	2017	1,145,870	1,455,000	4,400,000	7,000,870	4%	
	2016	1,133,370	1,400,000	4,200,000	6,733,370		
Jane C. Morreau	2017	598,978	420,000	900,000	1,918,978	5%	
	2016	572,935	400,000	850,000	1,822,935		
Mark I. McCallum	2017	661,480	450,000	860,000	1,971,480	2%	
	2016	645,854	440,000	850,000	1,935,854		
Jill A. Jones	2017	614,603	440,000	840,000	1,894,603	4%	
	2016	598,978	430,000	800,000	1,828,978		
Lawson E. Whiting	2017	494,808	300,000	650,000	1,444,808	9%	
	2016	447,931	275,000	600,000	1,322,931		

(1) Salary and holiday bonus are based on the one-year period beginning on July 1. Other compensation elements are based on our fiscal year beginning May 1. Any change to compensation during the year is prorated.

AWARDS AND PAYOUTS IN FISCAL 2017: FIXED AND SHORT-TERM COMPENSATION

Fixed Compensation

Base salary. Salaries are typically adjusted each July following completion of our annual performance review process, though an NEO's salary may be adjusted during the fiscal year if he or she experiences a change in role or responsibility.

Holiday bonus. One of our longstanding traditions is to offer a majority of our employees, including our NEOs, a lump-sum cash bonus during the holiday season. The intent of this bonus is to promote continued service and likewise to recognize our employees. The holiday bonus, which we consider to be part of base salary, is guaranteed and based solely on the employee's length of service with Brown-Forman.

The table below shows the total amount of fixed compensation that each of our NEOs received in fiscal 2017.

FIXED COMPENSATION FOR 2017[1]

Name	Amount
Paul C. Varga	$1,143,865
Jane C. Morreau	594,799
Mark I. McCallum	658,973
Jill A. Jones	612,096
Lawson E. Whiting	487,287

(1) Reflects fiscal year fixed compensation from May 1, 2016 to April 30, 2017, which includes base salary and holiday bonus.

 

Short-Term Incentive Compensation

Our NEOs participate in an annual performance-based cash compensation program in which payouts depend on the achievement of certain performance goals during the fiscal year.

For fiscal 2017, 80% of the target award was tied to Brown-Forman's Company performance and 20% was tied to individual performance. We believe basing the majority of short-term incentive awards for NEOs on Company performance appropriately reflects the collective accountability of our most senior executives for the performance of the enterprise. We also believe that basing a lesser, but meaningful, portion of the short-term incentive on individual performance provides flexibility to differentiate awards among NEOs based on their individual achievements during the fiscal year.

Both the corporate and individual portions of our short-term incentives are subject to a performance factor of 0% to 200%. After adjusting for performance, the two components are added together to determine the total short-term incentive payment. As a result, the total value of short-term incentives may vary between 0% and 200% of target, which is a range we believe to be sufficient in recognizing our varying levels of performance while not encouraging excessive risk-taking.

Please see the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table for Fiscal 2017 found on page 40 for the amounts paid to NEOs in short-term incentive compensation for fiscal 2017.

COMPANY PERFORMANCE (80% OF TARGET AWARD)

Company performance goals for fiscal 2017 were based on Brown-Forman's underlying operating income growth compared to the expected performance of our industry peers. We aspire to outperform these peers consistently and sustainably, and consider our historic underlying operating income growth trends, and outlook for fiscal 2017 performance, when setting these objectives.

The Committee determined that, for purposes of the short-term incentive compensation plan, Brown-Forman achieved underlying operating income of $1,006 million for fiscal 2017 (on an as-reported basis, fiscal 2017 operating income was $989 million) resulting in a payout of 127% of target.

Underlying operating income at Brown-Forman was calculated by adjusting for the following effects:

- foreign currency changes;
- estimated net changes in distributor inventories for our brands; and
- acquisitions and divestitures.

We explain why the Company uses underlying operating income in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Non-GAAP Financial Measures," in our Annual Report on Form 10-K for fiscal 2017.

The fiscal 2017 short-term performance goal, our actual performance, and the resulting payout percentage of 127% of target is shown in the chart below:

FISCAL 2017 SHORT-TERM INCENTIVE COMPENSATION PERFORMANCE GOAL (IN $MM)



	Threshold 0% Payout	Target 100% Payout	Maximum 200% Payout
Underlying Operating Income	$941	$989	$1,054
Underlying Operating Income Growth Over Prior Year	0%	5%	12%

Actual Result: $1,006
127% Payout

 

INDIVIDUAL PERFORMANCE (20% OF TARGET AWARD)

Individual performance objectives for the NEOs consist of qualitative and quantitative goals that support the achievement of our strategic priorities, such as individual job responsibilities, diversity leadership, talent development, development of profit-driving ideas, implementation of BF 150 strategies, and overall contributions to Brown-Forman as a senior leader. For fiscal 2017, final individual scores were adjusted to ensure a weighted average reflecting overall Company performance, as we believe the organization's performance is a reflection of the performance of our people. Payout levels for the individual portion of the short-term incentive are based on the following guidelines for aligning performance and compensation:

Performance *(B-F Nomenclature)*	Payout as a Percentage of Target
Superior *(Excellent)*	176%–200%
Above Target *(Very Strong)*	126%–175%
On Target *(Strong)*	76%–125%
Below Target *(Varied or Inconsistent)*	Up to 75%
Immediate Improvement Required *(Performance Needs Improvement)*	No incentive paid

AWARDS AND PAYOUTS IN FISCAL 2017: LONG-TERM COMPENSATION

Long-term incentives are the most important and largest portion of our NEOs' target compensation. These awards are intended to focus the efforts of our executives on long-range strategic goals, including sustainable growth and performance of our brands, and superior returns to our stockholders. They also serve as a strong retention incentive and enhance the alignment of our executives' interests with those of our stockholders by building equity ownership.

The Committee initially determines the target dollar value of the total long-term incentive award for each NEO. We then structure our long-term incentives as follows:

- 25% of total target: in the form of a performance-based cash incentive;
- 25% of total target: in the form of performance-based restricted stock;
- 25% of total target: in the form of stock-settled stock appreciation rights; and
- 25% of total target: in the form of any combination of the above, based on the NEO's preference, subject to Committee discretion.

The Committee has discretion to allocate the flexible 25% portion of the award in any manner it chooses. Traditionally, however, it has chosen to follow the individual preferences expressed by our NEOs. Our aim with this approach is to encourage balanced performance in order to create sustainable value for stockholders, while also delivering compensation that has the highest perceived value for each individual NEO.

 

Long-Term Performance-Based Cash Incentive (For the Fiscal 2017–2019 Performance Period)

We provide our NEOs with an opportunity to earn a cash-based incentive award that is linked to Brown-Forman's achievement of long-term performance goals. The graphic below shows how we tie this incentive to those goals, utilizing the same performance metrics since fiscal 2013. In fiscal 2016, the Committee changed the weightings of the performance metrics to focus more on strategic initiatives and measures relating to underlying net sales. These revised weightings were used for the awards granted in fiscal 2016 and 2017.

LONG-TERM CASH INCENTIVES FORMULA[1]

To calculate the final payout, we:

1. Assess performance under the three metrics below and calculate a payout percentage for each.
2. Weight these payout percentages using the weightings shown below.
3. Add the three weighted percentages to arrive at the final payout percentage.
4. Multiply each NEO's target award by the final payout percentage.

30% weighting

Sustained Financial Performance

METRIC: **Underlying operating income growth over the three-year performance period**

3%	8%	13%
Threshold 0% Payout	**Target** 100% Payout	**Maximum** 200% Payout

+

30% weighting

Relative Financial Performance

METRIC: **Underlying operating income growth vs. weighted average underlying operating income growth of comparable companies within the distilled spirits industry over the three-year performance period**

No Growth	Weighted Average Growth	2x Weighted Average Growth
Threshold 0% Payout	**Target** 100% Payout	**Maximum** 200% Payout

If the weighted average growth for the industry is negative in a particular year, the Committee will exercise judgment in determining the payout level.

+

40% weighting

BF 150 Scorecard Progress

METRIC: **Performance vs. BF 150 Scorecard**

Company performance is measured based on quantitative measures relating to underlying net sales[2] and qualitative strategic initiatives as determined by the Committee over the three-year performance period.

=

Payout

Range of 0–200% of Target

(1) Weightings for our long-term cash incentives were adjusted for grants beginning in fiscal 2016. Please see page 25 for more information about the previous weightings.

(2) Underlying net sales is a non-GAAP measure and is detailed in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Non-GAAP Financial Measures," in our Annual Report on Form 10-K for fiscal 2017. Before a long-term cash incentive may be earned, the Company must achieve a minimum underlying operating income objective during the three-year performance period.

 

AWARDS GRANTED IN FISCAL 2017 (FOR THE FISCAL 2017–2019 PERFORMANCE PERIOD)

Long-term cash incentives granted in fiscal 2017 have a three-year performance period and will be paid shortly following the completion of fiscal 2019. The table below shows the target awards granted to each NEO in fiscal 2017.

TARGET LONG-TERM CASH AWARDS FOR FISCAL 2017–2019 PERFORMANCE PERIOD

Name	Amount
Paul C. Varga	$1,540,000
Jane C. Morreau	306,000
Mark I. McCallum	430,000
Jill A. Jones	420,000
Lawson E. Whiting	325,000

AWARDS EARNED IN FISCAL 2017 (FOR THE FISCAL 2015–2017 PERFORMANCE PERIOD)

Our long-term cash awards for the three-year performance period beginning in fiscal 2015 were paid out shortly after fiscal 2017 ended. Based on our performance, the payout was 143% of the target award, calculated as shown in the graphic below:

ACTUAL PERFORMANCE AND PAYOUT FOR FISCAL 2015–2017 PERFORMANCE PERIOD

Sustained Financial Performance

Fiscal Year	Actual Performance	Payout Percentage
2015	9%	128%
2016	8%	102%
2017	7%	78%
3-Year Average		**103%**

103% × 40% weighting

Relative Financial Performance

Fiscal Year	Actual BF Performance	Industry Performance	Payout Percentage
2015	9%	1%	200%
2016	8%	3%	200%
2017	7%	4%	161%
		3-Year Average	**187%**

187% × 40% weighting

BF 150 Scorecard Progress

3-Year Average	134%

134% × 20% weighting

= 143% Payout for F15–F17

 

The table below shows the long-term cash award that each NEO earned in fiscal 2017 based on the 143% payout for the fiscal 2015–2017 performance period.

LONG-TERM CASH AWARDS PAID FOR FISCAL 2015–2017 PERFORMANCE PERIOD

Name	Amount
Paul C. Varga	$2,002,000
Jane C. Morreau	377,520
Mark I. McCallum	405,191
Jill A. Jones	354,998
Lawson E. Whiting	357,500

Performance-Based Restricted Stock

We award our NEOs and certain other executives shares of Class A common stock through our performance-based restricted stock awards. Unless otherwise determined by the Committee, performance-based restricted stock awards are granted on the date of the Company's Annual Meeting of Stockholders.

AWARDS GRANTED IN FISCAL 2017 (FOR THE FISCAL 2017–2019 PERFORMANCE PERIOD)

Performance-based restricted stock units granted in fiscal 2017 have a three-year performance period. These awards are initially expressed as a dollar value and converted to a specific number of units. At the end of the three-year performance period, units are adjusted for performance and converted to shares that are subject to an additional one-year holding requirement.

TARGET PERFORMANCE-BASED RESTRICTED STOCK AWARDS FOR FISCAL 2017–2019 PERFORMANCE PERIOD

Name	Amount
Paul C. Varga	$1,320,000
Jane C. Morreau	297,000
Mark I. McCallum	215,000
Jill A. Jones	210,000
Lawson E. Whiting	158,750

Performance will be measured by comparing the three-year cumulative total shareholder return of Brown-Forman's Class B common stock with the three-year cumulative total shareholder return of the companies in the S&P Consumer Staples Index. The payout scale is shown on the next page. In addition to the TSR performance measurement, Brown-Forman must achieve an underlying operating income objective during the three-year performance period. If the underlying operating income threshold is not achieved, no awards will be earned.

 

PERFORMANCE-BASED RESTRICTED STOCK UNIT AWARDS: PAYOUT SCALE AND POTENTIAL PAYOUTS FOR FISCAL 2017–2019 PERFORMANCE PERIOD



Brown-Forman 3-year TSR Rank vs. S&P Consumer Staples Index
30th Percentile (or below)
55th Percentile
80th Percentile (or above)
Threshold 50% Payout
Target 100% Payout
Maximum 150% Payout

Payouts for performance between threshold and target and between target and maximum will be interpolated using a straight-line method. In calculating total shareholder return, we look at the average closing stock prices over the sixty trading days preceding the performance period and the final sixty trading days of the performance period. The companies used for the performance comparison will be those that constitute the S&P Consumer Products Index at the end of the performance period.

AWARDS EARNED IN FISCAL 2017 (FOR THE FISCAL 2015–2017 PERFORMANCE PERIOD)

Performance-based restricted stock awards for the fiscal 2015–2017 performance period were subject to a three-year performance period followed by a one-year vesting period. Performance was measured by comparing the three-year cumulative total shareholder return of Brown-Forman's Class B common stock with the three-year cumulative total shareholder return of the companies that constituted the S&P Consumer Staples Index when the performance period ended. Performance-adjusted stock awards earned in fiscal 2017 will vest on April 30, 2018, subject to certain events that may cause an award to vest earlier.

The following companies constituted the comparative S&P Consumer Staples Index:

Altria Group Inc.
Archer Daniels Midland Co.
Brown-Forman Corp. (Cl B)
Campbell Soup Co.
Church & Dwight Co., Inc.
Clorox Co.
Colgate-Palmolive Co.
ConAgra Foods Inc.
Constellation Brands Inc. (Cl A)
Costco Wholesale Corp.
Coty, Inc.
CVS Health Corp.
Dr. Pepper Snapple Group Inc.
Estee Lauder Cos., Inc. (Cl A)
General Mills Inc.
Hershey Co.
Hormel Foods Corp.
J.M. Smucker Co.
Kellogg Co.
Kimberly-Clark Corp.
Kraft Heinz Co.
Kroger Co.
McCormick & Co. Inc.
Mead Johnson Nutrition Co.
Molson Coors Brewing Co. (Cl B)
Mondelez International Inc. (Cl A)
Monster Beverage Corp.
PepsiCo Inc.
Philip Morris International Inc.
Procter & Gamble Co.
Reynolds American Inc.
Sysco Corp.
The Coca-Cola Co.
Tyson Foods Inc. (Cl A)
Wal-Mart Stores Inc.
Walgreens Boots Alliance Inc.
Whole Foods Market Inc.

The Committee chose a range of payouts (50% to 150% of target) to support our goals of pay for performance and increased NEO equity ownership, while at the same time discouraging unnecessary risk-taking. Based on performance over the three-year period ending in fiscal 2017, the awards paid out at 50% of target.

This performance level was used to determine the number of restricted shares issuable to our NEOs, as shown below.

PERFORMANCE-BASED RESTRICTED STOCK AWARDS: PERFORMANCE FOR FISCAL 2015–2017 PERFORMANCE PERIOD



Brown-Forman 3-year TSR Rank vs. S&P Consumer Staples Index
30th Percentile (or below)
55th Percentile
80th Percentile (or above)
Threshold 50% Payout
Target 100% Payout
Maximum 150% Payout
Actual Result: 11th Percentile
50% Payout

Payouts for performance between threshold and target, and between target and maximum, are interpolated using a straight-line method. In calculating total shareholder return, we look at average closing stock prices over the sixty trading days preceding the performance period and the final sixty trading days of the performance period.



The resulting value was adjusted upward to account for dividends paid during the second and third years of the performance period. The number of restricted shares issued was then calculated using the closing price of Class A common stock on the date of grant (at the beginning of the three-year performance period). The Committee chose this calculation method to ensure that our NEOs remain exposed to changes in stock price and dividends issued during the performance period, consistent with the goals of our long-term incentive plan. These restricted shares were issued on June 1, 2017, and are subject to a one-year vesting period that ends on April 30, 2018. For more information on the performance-based restricted stock awards granted during fiscal 2017, please see the Grants of Plan-Based Awards Table and the Outstanding Equity Awards at 2017 Fiscal Year-End Table, set forth on pages 42 and 43, respectively.

The table below shows the number of shares of performance-based restricted stock that were issued on June 1, 2017, for the fiscal 2015–2017 performance period.

SHARES ISSUED FOR FISCAL 2015–2017 PERFORMANCE PERIOD

Name	Amount
Paul C. Varga	15,920
Jane C. Morreau	3,094
Mark I. McCallum	3,059
Jill A. Jones	2,668
Lawson E. Whiting	1,351

Stock Appreciation Rights

We award stock-settled stock appreciation rights (SSARs) that allow our NEOs to receive the value of the appreciation of our Class B common stock between the grant date and the exercise date. Unless the Committee determines otherwise, SSARs are granted annually on the date of the Annual Meeting of Stockholders. The number of Class B common SSARs awarded to our NEOs for fiscal 2017 was determined by dividing the dollar value of each SSAR award by the value of one SSAR (determined by the Black-Scholes method) at the close of trading on the grant date. SSARs become exercisable on the first day of the third fiscal year following the grant date and are generally exercisable for seven fiscal years there-after. The SSARs granted in July 2016 (for fiscal 2017) therefore become exercisable on May 1, 2019, and expire on April 30, 2026.

SSAR GRANTS IN FISCAL 2017 (IN CLASS B SHARES)

Name	SSARs Granted
Paul C. Varga	215,084
Jane C. Morreau	41,482
Mark I. McCallum	30,028
Jill A. Jones	29,330
Lawson E. Whiting	22,696

 

OTHER COMPENSATION ELEMENTS

Post-Termination Compensation and Benefits

We do not have employment agreements with any of our NEOs, nor do we maintain a formal severance plan that provides for post-termination compensation or benefits.

Employee Benefits and Perquisites

We provide our NEOs with certain benefits that are available to nearly all of our salaried employees in the United States, including term life insurance (equal to two times target cash compensation), travel accident insurance, matching contributions to a 401(k) savings plan, medical and dental insurance, and a pension that grows with each additional year of service and pay. NEOs and certain other executives receive additional benefits, including a leased automobile, automobile insurance, and limited reimbursement of financial planning expenses.

We purchase tickets to sporting and entertainment events for business outings with customers and suppliers. If the tickets are not used for business purposes, employees (including the NEOs) may use the tickets at no incremental cost to Brown-Forman. In addition, we occasionally invite the NEOs and their spouses to certain events, including retirement celebrations, award dinners, and similar functions. We believe these events provide valuable opportunities for our senior executives to establish and develop relationships with our directors, long-term stockholders, employees, and each other, furthering our objectives of retention and having a strong and cohesive management team. For more detail on these employee benefits, please see the "All Other Compensation" column of the Summary Compensation Table for Fiscal 2017 found on page 40.

Brown-Forman Corporation Non-qualified Savings Plan

We provide our NEOs and other senior executives the opportunity to defer income on a pre-tax basis to help them plan for future financial needs. The Brown-Forman Corporation Non-qualified Savings Plan (Savings Plan) greatly enhances the perceived value of compensation for participants at very little cost to the Company. The Savings Plan allows our NEOs to make pre-tax deferrals of up to 50% of base salary (including holiday bonus) and up to 75% of short- and long-term cash incentives. Participants in the Savings Plan may notionally invest their plan balances in mutual funds within generally the same asset classes available to participants in our qualified 401(k) savings plan.

In the event a participant's deferrals into the Savings Plan reduce the participant's taxable compensation that would otherwise be considered 401(k)-eligible pay upon which a company matching contribution is calculated, Brown-Forman will contribute to the Savings Plan to make up for any lost match under the 401(k) plan. All deferrals to the Savings Plan, and Brown-Forman's contributions to it, are 100% vested when made, as are any deemed earnings related to those contributions. The benefits owed under the Savings Plan are general unsecured obligations of Brown-Forman, though we have chosen to set aside assets in a trust for the purpose of paying plan benefits. Brown-Forman is not entitled to an income tax deduction on the benefits owed under the Savings Plan until the benefits become taxable to the participants, which generally will be when the benefits are actually paid. Benefits accumulated under the Savings Plan are payable at either a participant-selected date at least two years after a contribution is made or after a participant's employment terminates. Amounts accumulated are payable in a lump sum six months after termination, except in the case of retirement, where the form of payment (lump sum or installments of up to ten years) and the time of payment (up to ten years after retirement) will be chosen by the participant. The Non-qualified Deferred Compensation Table for Fiscal 2017 on page 47 contains information about NEO activity in the Savings Plan during fiscal 2017, including employee contributions, gains and losses attributable to the change in market value of the notional investments, and any payments to our NEOs.

 

COMPENSATION POLICIES AND PRACTICES

Incentive Compensation Recoupment Policy

The Committee oversees our Incentive Compensation Recoupment Policy. If Brown-Forman restates its reported financial results due to material noncompliance with any financial reporting requirement under the U.S. federal securities laws within three years after the date the results are first publicly issued or filed, or if we discover an error in the calculation of any incentive compensation that was awarded or paid within the preceding three years, then Brown-Forman will, at the direction of the Committee, seek to recover all or part of the incentive compensation awarded or paid to executive officers that would not have been awarded or paid based upon the restated financial results or correct incentive calculation. If the Committee determines that any executive officer engaged in fraud or intentional misconduct in connection with any such material noncompliance or error in incentive calculation, the Committee can direct Brown-Forman to seek to recover incentive compensation awarded or paid to that executive officer that would not have been awarded or paid based upon the restated financial results or correct calculation for a period of six years after the date such financial results were first publicly issued or filed or six years prior to the date such fraud or misconduct was discovered.

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits to $1 million the amount of annual compensation Brown-Forman may deduct for tax purposes when paid to an NEO (other than the Chief Financial Officer) unless the compensation is "performance-based" and paid under a formal compensation plan that meets the Internal Revenue Code's requirements. To maintain flexibility, we have no policy requiring that all NEO compensation be fully deductible, but the Committee takes this factor into account when making compensation decisions.

Compensation Risk Assessment

To determine the level of risk arising from our compensation policies and practices, we conduct an annual risk assessment, with oversight by the Committee and its independent advisor, FWC, and by our internal auditors. The assessment is based on a framework provided by FWC and examines the risk associated with the compensation programs applicable to all of our employees. The assessment also considers the features of our compensation programs that are designed to mitigate risk. We believe our compensation programs encourage and reward an appropriate level of risk taking. Management and the Committee concluded, based upon the results of the assessment for fiscal 2017, that our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Equity Award Grants

Under our equity award grant policy, the grant date of any award must be the date of the Committee or Board meeting at which it was approved, and the grant price must be the closing price of the relevant class of our common stock on the grant date. We do not have a program, plan, or practice of timing equity award grants in conjunction with the release of material non-public information (or vice-versa). We have never re-priced or back-dated options or SSARs granted under any of our equity compensation plans, and our 2013 Omnibus Compensation Plan specifically prohibits these practices.

Source of Plan Shares

We try to limit the source of shares delivered to participants under our equity compensation plans to those we purchase from time to time on the open market (in connection with our publicly announced share repurchase program), in private transactions, or otherwise. If we determine that the timing of such purchases may unduly affect the market price of the shares, the purchases may be spread over a period of time sufficient to minimize this effect. We may use newly-issued shares to cover exercises or redemptions of awards and then purchase an equal number of shares on the open market or otherwise as quickly as is reasonably practicable thereafter. These practices minimize long-term dilution to our stockholders.

Margin Sales, Derivative Transactions Prohibited

Our Code of Conduct prohibits employees and directors from selling Brown-Forman securities that they do not own (a "short sale"), purchasing shares on margin, or holding shares in a margin account. Employees and directors also are prohibited from engaging in transactions involving exchange-traded options, puts, calls, or other derivative securities based on Brown-Forman securities.

 

Our Policy on Stock Ownership Guidelines

We do not have stock ownership guidelines for our employees. Due to our family-controlled status, we do not feel that encouraging employees to accumulate large quantities of Brown-Forman stock is a top priority. However, the Committee does review the stock ownership status of our NEOs before granting additional stock-based compensation each year to ensure that such grants are necessary and to assess potential retention risk. We list the stock beneficially owned by our NEOs on page 54.

Conclusion

We believe our executive compensation program continues to successfully attract, motivate, reward, and retain a team of talented and diverse executives and key employees, both in the United States and around the world, who will lead us to achieve our goal of being the best brand builder in the spirits industry and enable us to deliver sustainable and superior value to our stockholders over time.

COMPENSATION COMMITTEE REPORT

We, the Compensation Committee of the Board of Directors of Brown-Forman Corporation, have reviewed and discussed with management the above Compensation Discussion and Analysis, and based on such review and discussion, have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE
Michael J. Roney, Chairman
Patrick Bousquet-Chavanne
John D. Cook

 

COMPENSATION TABLES

SUMMARY COMPENSATION

The following table sets forth the compensation of our NEOs for the fiscal years shown below, calculated under SEC rules.

FISCAL 2017 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary[2]	Bonus[3]	Stock Awards[4]	SSAR/Option Awards[5]	Non-Equity Incentive Plan Compensation[6]	Change in Pension Value and Non-qualified Deferred Compensation Earnings[7]	All Other Compensation[8]	Total
Paul C. Varga Company Chairman and Chief Executive Officer	2017	$1,143,865	$—	$1,236,048	$1,540,031	$3,864,400	$1,044,793	$35,863	**$8,865,000**
	2016	1,133,370	—	1,271,130	1,470,003	4,680,000	1,024,961	35,375	**9,614,839**
	2015	1,128,370	—	1,458,380	1,200,017	4,172,350	3,028,728	29,232	**11,017,077**
Jane C. Morreau Executive Vice President and Chief Financial Officer	2017	594,799	—	278,111	297,019	915,120	777,875	32,242	**2,895,166**
	2016	569,602	—	360,154	255,004	1,002,512	810,430	31,434	**3,029,136**
	2015	544,601	—	283,342	264,003	1,007,128	847,345	28,809	**2,975,228**
Mark I. McCallum Executive Vice President, President Jack Daniel's Brands	2017	658,973	—	201,326	215,034	981,191	431,265	31,085	**2,578,874**
	2016	642,521	—	257,253	212,519	1,008,400	484,855	33,233	**2,638,781**
	2015	621,270	—	280,165	268,958	1,004,920	698,440	32,211	**2,905,964**
Jill A. Jones Executive Vice President, President, NAR, CCSA, IMEA & GTR	2017	612,096	—	196,644	210,035	915,558	458,848	31,145	**2,424,326**
	2016	594,811	—	338,968	240,004	1,078,900	485,063	33,885	**2,771,631**
	2015	529,600	—	244,279	201,016	1,065,215	536,006	28,992	**2,605,108**
Lawson E. Whiting Executive Vice President, Chief Brands and Strategy Officer, B-F Brands[1]	2017	487,287	—	152,165	162,501	741,500	348,322	28,739	**1,920,514**

(1) Compensation for Mr. Whiting is provided only for 2017 as he was not an NEO in 2015 or 2016.

(2) Salary includes holiday bonus and is based on the fiscal year beginning May 1, 2017. Salary increases for fiscal 2016 took effect on July 1, 2016. The holiday bonus, which is provided to all salaried employees, is based on the employee's tenure as shown in the table below:

Length of Continuous Service	Amount of Holiday Bonus
3 months but less than 6 months	1/8 of monthly salary
6 months but less than 5 years	1/4 of monthly salary
5 years but less than 10 years	3/8 of monthly salary
10 years or more	1/2 of monthly salary

(3) NEOs do not receive non-performance-based compensation that would be considered a "Bonus" under SEC rules.

(4) Includes the aggregate grant date fair value of performance-based restricted stock granted during the respective fiscal years, calculated in accordance with FASB ASC Topic 718. The grant date fair value of awards subject to performance conditions was calculated based on the units granted. Assumptions used in the calculation of these amounts are included in Note 10 to our audited financial statements for the fiscal year ended April 30, 2017, which appear in our Annual Report on Form 10-K for fiscal 2017.

(5) Includes the aggregate grant date fair values of SSARs granted during the respective fiscal years, calculated in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 10 to our audited financial statements for the fiscal year ended April 30, 2017, which appear in our Annual Report on Form 10-K for fiscal 2017.

 

(6) Amounts listed for fiscal 2017 include short-term cash incentive compensation paid for the one-year performance period ending on April 30, 2017, and long-term cash incentive compensation paid for the three-year performance period ending on April 30, 2017, as approved by the Compensation Committee in May 2017 and paid on June 15, 2017. These amounts are shown below.

	Short-Term Cash	Long-Term Cash	Total
Paul C. Varga	$1,862,400	$2,002,000	$3,864,400
Jane C. Morreau	537,600	377,520	915,120
Mark I. McCallum	576,000	405,191	981,191
Jill A. Jones	560,560	354,998	915,558
Lawson E. Whiting	384,000	357,500	741,500

(7) Amounts represent changes between fiscal years in the actuarial present value of the accumulated pension benefits of each of the NEOs under the applicable pension or savings plan. Pension values may fluctuate significantly from year to year depending on a number of factors, including age, years of service, average annual earnings, and the assumptions used to determine the present value, such as the discount rate and mortality tables. Please see the Pension Benefits Table on page 45 for the assumptions used in calculating the change in pension value. None of the NEOs received above-market or preferential earnings (as these terms are defined by the SEC) on their nonqualified deferred compensation accounts.

	Qualified	Non-Qualified	Total
Paul C. Varga	$63,045	$981,748	$1,044,793
Jane C. Morreau	78,016	699,859	777,875
Mark I. McCallum	73,572	357,693	431,265
Jill A. Jones	47,281	411,567	458,848
Lawson E. Whiting	43,676	304,656	348,332

(8) The following table sets forth each component of the "All Other Compensation" column.

Name	401(k) Matching Contribution[a]	Cost of Company-Provided Life Insurance	Cost of Company-Leased Car[b]	Other[c]	Total
Paul C. Varga	$13,590	$3,216	$15,057	$4,000	$35,863
Jane C. Morreau	13,487	3,189	11,595	3,970	32,241
Mark I. McCallum	13,469	3,216	12,645	1,755	31,085
Jill A. Jones	12,586	3,216	12,618	2,724	31,144
Lawson E. Whiting	15,160	2,432	10,396	750	28,738

(a) For the period May 1, 2016 through April 30, 2017.
(b) Values based on the cost to Brown-Forman during the fiscal year, including lease payments, maintenance, registration, and insurance premiums.
(c) Reimbursement of financial planning expenses up to a limit of $4,000 for the fiscal year.

 

GRANTS OF PLAN-BASED AWARDS

The following table contains information regarding the equity and non-equity awards granted to our NEOs during fiscal 2017 under our 2013 Omnibus Compensation Plan. For additional information on the fiscal 2017 awards, please see the Compensation Discussion and Analysis, which begins on page 24.

FISCAL 2017 GRANTS OF PLAN-BASED AWARDS TABLE

Name	Grant Date	Award Type[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Possible Payouts Under Equity Incentive Plan Awards[3]			All Other Option Awards: Number of Securities Underlying Options[4]	Exercise or Base Price of Option Awards[5]	Grant Date Fair Value of Stock and Option Awards[6]
			Threshold	Target	Maximum	Threshold	Target	Maximum			
Paul C. Varga		STC	$0	$1,455,000	$2,910,000						
		LTC	0	1,540,000	3,080,000						
	7/28/2016	PBRS				12,555	25,110	37,665			$1,236,048
	7/28/2016	SSAR							215,084	$49.01	1,540,031
Jane C. Morreau		STC	0	420,000	840,000						
		LTC	0	306,000	612,000						
	7/28/2016	PBRS				2,825	5,650	8,475			278,111
	7/28/2016	SSAR							41,482	$49.01	297,019
Mark I. McCallum		STC	0	450,000	900,000						
		LTC	0	430,000	860,000						
	7/28/2016	PBRS				2,045	4,090	6,135			201,326
	7/28/2016	SSAR							30,028	$49.01	215,034
Jill A. Jones		STC	0	440,000	880,000						
		LTC	0	420,000	840,000						
	7/28/2016	PBRS				1,998	3,996	5,994			196,644
	7/28/2016	SSAR							29,330	$49.01	210,035
Lawson E. Whiting		STC	0	300,000	600,000						
		LTC	0	325,000	650,000						
	7/28/2016	PBRS				1,546	3,092	4,638			152,165
	7/28/2016	SSAR							22,696	$49.01	162,501

(1) "STC" represents short-term (or annual) incentive compensation payable in cash. "LTC" represents long-term incentive compensation payable in cash at the end of a three-year performance period. "PBRS" represents Class A common performance-based restricted stock. "SSAR" represents Class B common stock-settled stock appreciation rights.

(2) Amounts represent potential value of the short-term incentive compensation opportunity for the fiscal 2017 performance period plus the cash component of the long-term incentive compensation opportunity for the fiscal 2017 through fiscal 2019 performance period. No amounts are payable if threshold underlying operating income performance levels are not achieved. STC and LTC are capped at 200% of target. Please see the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 40 for amounts actually paid. These amounts include the short-term cash incentive compensation paid for the one-year performance period ending on April 30, 2017, and the long-term cash incentive compensation paid for the three-year performance period ending on April 30, 2017. The maximum awards providing for cash settlement that may be granted to any NEO in fiscal 2017 were capped at $6,000,000.

(3) Amounts represent the estimated payouts of the PBRS awards granted in fiscal 2017. PBRS awards are initially determined as a cash value, converted to units, and then subject to a three-year performance period followed by a one-year holding period. The final number of shares earned will be determined by multiplying the number of units by the three-year performance percentage, and adjusting upwards to account for dividends paid during the second and third years of the performance period. PBRS awards granted in fiscal 2017 will vest on April 30, 2019. The estimated possible payouts assume Brown-Forman continues to issue dividends at the current rate during the performance period.

(4) The number of SSARs awarded for fiscal 2017 was determined by dividing the cash value of each SSAR award by the Black-Scholes value ($14.32) of our Class B common stock as of the close of trading on the date of grant, July 28, 2016. SSARs become exercisable on the first day of the third fiscal year following the fiscal year of grant, and generally are exercisable for seven fiscal years thereafter (barring certain events that may cause an award to become exercisable earlier). SSARs granted July 28, 2016, become exercisable on May 1, 2019, and expire April 30, 2026.

(5) The exercise price for the SSARs represents the closing price of our Class B common stock on the grant date.

(6) Calculated in accordance with FASB ASC Topic 718. Awards subject to performance conditions are calculated based on the probable outcome of the performance condition as of the grant date. Assumptions used in the calculation of these amounts appear in Note 10 to our audited financial statements for the fiscal year ended April 30, 2017, which are included in our Annual Report on Form 10-K for fiscal 2017.

 

OUTSTANDING EQUITY AWARDS

The following table lists the outstanding equity awards held by our NEOs as of April 30, 2017. The year-end values shown in the table are based on the April 30, 2017, closing prices for our Class A common stock, $48.06, and our Class B common stock, $47.32.

OUTSTANDING EQUITY AWARDS AT 2017 FISCAL YEAR END TABLE

Name	Grant Date	SSAR Awards[1] Number of Securities Underlying Unexercised SSARs Exercisable	Number of Securities Underlying Unexercised SSARs Unexercisable	SSAR Exercise Price	SSAR Expiration Date	Stock Awards[2] Number of Shares or Units of Stock That Have Not Vested[3]	Market Value of Shares or Units of Stock That Have Not Vested[3][4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[5][6]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[7]
Paul C. Varga	7/28/2011	191,522		$23.20	4/30/2021				
	7/26/2012	185,028		29.35	4/30/2022				
	7/25/2013	124,664		36.21	4/30/2023				
	7/24/2014		122,046	45.99	4/30/2024				
	7/23/2015		154,250	51.13	4/30/2025				
	7/28/2016		215,084	49.01	4/30/2026				
	7/25/2013							140,022	$6,729,457
	7/24/2014					15,920	$765,115		
	7/23/2015							29,047	1,395,999
	7/28/2016							38,657	1,857,855
Jane C. Morreau	7/23/2009	22,926		$13.53	4/30/2019				
	7/22/2010	25,180		19.22	4/30/2020				
	7/28/2011	28,730		23.20	4/30/2021				
	7/26/2012	22,196		29.35	4/30/2022				
	7/25/2013	18,532		36.21	4/30/2023				
	7/24/2014		26,850	45.99	4/30/2024				
	7/23/2015		26,758	51.13	4/30/2025				
	7/28/2016		41,482	49.01	4/30/2026				
	7/24/2014					3,094	$148,698		
	7/23/2015							8,231	$395,582
	7/28/2016							8,699	418,074
Mark I. McCallum	7/23/2009	46,874		$13.53	4/30/2019				
	7/22/2010	40,910		19.22	4/30/2020				
	7/28/2011	46,288		23.20	4/30/2021				
	7/26/2012	49,718		29.35	4/30/2022				
	7/25/2013	31,942		36.21	4/30/2023				
	7/24/2014		27,354	45.99	4/30/2024				
	7/23/2015		22,300	51.13	4/30/2025				
	7/28/2016		30,028	49.01	4/30/2026				
	7/24/2014					3,059	$147,016		
	7/23/2015							5,880	282,593
	7/28/2016							6,298	302,682

 

OUTSTANDING EQUITY AWARDS

The following table lists the outstanding equity awards held by our NEOs as of April 30, 2017. The year-end values shown in the table are based on the April 30, 2017, closing prices for our Class A common stock, $48.06, and our Class B common stock, $47.32.

OUTSTANDING EQUITY AWARDS AT 2017 FISCAL YEAR END TABLE (CONTINUED)

Name	Grant Date	SSAR Awards[1]				Stock Awards[2]			
		Number of Securities Underlying Unexercised SSARs Exercisable	Number of Securities Underlying Unexercised SSARs Unexercisable	SSAR Exercise Price	SSAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested[3]	Market Value of Shares or Units of Stock That Have Not Vested[3][4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[5][6]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[7]
Jill A. Jones	7/26/2012	22,196		$29.35	4/30/2022				
	7/25/2013	19,542		36.21	4/30/2023				
	7/24/2014		20,444	45.99	4/30/2024				
	7/23/2015		25,184	51.13	4/30/2025				
	7/28/2016		29,330	49.01	4/30/2026				
	7/24/2014					2,668	$128,224		
	7/23/2015							7,747	$372,321
	7/28/2016							6,152	295,665
Lawson E. Whiting	7/28/2011	17,156		$23.20	4/30/2021				
	7/26/2012	15,518		29.35	4/30/2022				
	7/25/2013	17,184		36.21	4/30/2023				
	7/24/2014		12,078	45.99	4/30/2024				
	7/23/2015		15,740	51.13	4/30/2025				
	7/28/2016		22,696	49.01	4/30/2026				
	7/24/2014					1,351	$64,929		
	7/23/2015							4,152	$199,545
	7/28/2016							4,760	228,766

(1) SSAR awards are exercisable for shares of Class B common stock. All SSARs vest and become fully exercisable on the first day of the third fiscal year following the fiscal year of grant, and generally are exercisable for seven fiscal years thereafter (barring certain events that may require an award to become exercisable earlier).

(2) Represents Class A common performance-based restricted stock awards with a three-year performance period, followed by a one-year vesting period. The performance-based restricted stock awards granted on July 24, 2014, July 23, 2015, and July 28, 2016, will vest on April 30, 2018, April 30, 2019, and April 30, 2020, respectively.

(3) Reflects the number of shares of restricted Class A common stock that were issued on June 1, 2017, upon satisfaction of the performance measures prescribed for the performance-based restricted stock awards granted on July 24, 2014. The number of shares issued was determined by multiplying the cash value of the target award by a three-year performance percentage (50%), adjusting upwards to account for dividends paid during the second and third years of the performance period, and then dividing that amount by $45.13, which was the split-adjusted closing price of our Class A common stock on the date of the grant. The restrictions on these shares will lapse on April 30, 2018.

(4) The market value for the shares of restricted Class A common stock was determined by multiplying the number of shares of restricted Class A common stock by $48.06, the closing price of our Class A common stock on April 30, 2017.

(5) Amounts shown represent the estimated maximum possible payout of PBRS units based on a performance multiplier of 150% of target for the awards granted in fiscal years 2016 and 2017. PBRS awards are initially determined as a cash value, converted to units, then subject to a three-year performance period followed by a one-year holding period. The number of shares of PBRS to be awarded is determined by multiplying the initial number of units by a three-year performance adjustment factor (150% in this instance) and adjusting to account for dividends paid during the second and third years of the performance period.

(6) On July 25, 2013, Mr. Varga received a one-time performance-based special grant of 67,513 Class A shares of restricted stock. During the performance period, dividends accrued and were credited as additional restricted stock, subject to the same performance measures as the initial grant. The market value was determined by multiplying the outstanding number of restricted shares, 140,022, by $48.06, the closing price of Class A shares on April 30, 2017.

(7) Market value for the PBRS awards was determined by multiplying the number of shares by $48.06, the closing price of our Class A common stock on April 30, 2017.

 

OPTION EXERCISES AND STOCK VESTED

The following table shows all SSAR awards exercised by the NEOs during fiscal 2017 and the value realized upon exercise, as well as all stock awards in which our NEOs vested during fiscal 2017 and the value realized upon vesting.

FISCAL 2017 OPTION EXERCISES AND STOCK VESTED TABLE

Name	Option/SSAR Awards[1]		Stock Awards[2]	
	Number of Shares Acquired on Exercise	Value Realized on Exercise[3]	Number of Shares Acquired on Vesting[4]	Value Realized on Vesting[5]
Paul C. Varga	—	—	26,776	$1,286,855
Jane C. Morreau[6]	14,262	$387,427	4,644	223,191
Mark I. McCallum	—	—	7,624	366,409
Jill A. Jones[7]	63,730	1,588,990	3,500	168,210
Lawson E. Whiting[8]	16,158	483,116	3,078	147,929

(1) All SSAR awards are settled in Class B common stock.
(2) All stock awards are in the form of Class A common stock.
(3) Equals the difference between the SSAR exercise price and the market price of the underlying shares at time of exercise, multiplied by the number of SSAR awards exercised.
(4) The grant date for all awards of Class A common performance-based restricted stock shown in the table was July 25, 2013. The vesting date was April 30, 2017.
(5) Equals the closing price of the underlying securities on the vesting date multiplied by the number of shares that vested. The closing price of our Class A common stock on the vesting date, April 30, 2017, was $48.06.
(6) Ms. Morreau exercised 14,262 SSAR awards on January 3, 2017.
(7) Ms. Jones exercised 30,212 SSAR awards on July 8, 2016 and 33,518 SSAR awards on January 13, 2017.
(8) Mr. Whiting exercised 16,158 SSAR awards on March 10, 2017.

PENSION BENEFITS

We maintain both tax-qualified and non-qualified supplemental excess retirement plans. The following table shows the present value of accumulated pension benefits payable to each of our NEOs under our tax-qualified plan (Brown-Forman Corporation Salaried Employees Retirement Plan) and under our non-qualified excess plan (Brown-Forman Supplemental Executive Retirement Plan), based on the pension earned as of our most recent FASB ASC Topic 715 measurement date, April 30, 2017. These plans are described below the table.

FISCAL 2017 PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit[1]	Payments During Last Fiscal Year
Paul C. Varga	Qualified	30.00	$1,041,931	—
	Non-Qualified	30.00	12,862,407	—
Jane C. Morreau	Qualified	25.58	1,106,364	—
	Non-Qualified	25.58	3,407,776	—
Mark I. McCallum	Qualified	13.75	692,000	—
	Non-Qualified	13.75	2,822,647	—
Jill A. Jones	Qualified	17.17	566,310	—
	Non-Qualified	17.17	1,954,251	—
Lawson E. Whiting	Qualified	19.83	566,291	—
	Non-Qualified	19.83	946,239	—

(1) Actuarial present value of each NEO's accumulated pension benefit as of our FASB ASC Topic 715 measurement date, April 30, 2017, using a 4.09% discount rate, age 65 expected retirement age, and RP-2014 mortality table adjusted to 2006 with MP-2015 for employees and healthy annuitants with a fully generational projection using scale MP-2015.

 

Brown-Forman Corporation Salaried Employees Retirement Plan

Most U.S. salaried employees, and all of our NEOs, participate in the tax-qualified Brown-Forman Corporation Salaried Employees Retirement Plan. This is a funded, non-contributory, defined benefit pension plan that provides monthly retirement benefits based on the participant's age at retirement, years of service, and "Final Average Compensation" (described below). Retirement benefits are not offset by Social Security benefits and are assumed for actuarial purposes to be payable at age 65. Participants vest in the plan after five years of service.

Brown-Forman Corporation Supplemental Executive Retirement Plan

U.S. federal tax law limits the amount of compensation that may be used annually to accrue benefits under our tax-qualified Salaried Employees Retirement Plan. For employees whose compensation exceeds these limits, including our NEOs, we maintain a non-qualified supplemental executive retirement plan (SERP). The SERP restores the benefits that are lost due to U.S. federal tax law limitations. The SERP also provides faster vesting for certain key employees who join us mid-career. All NEOs are vested in the SERP.

Pension Formula

The formula to calculate the combined total pension benefit under both plans includes the following factors:

- Final Average Compensation (FAC) is the average compensation of the highest consecutive five calendar years in the last ten calendar years of employment. For this purpose, compensation is considered to be salary, holiday bonus, and short-term incentive compensation (not long-term cash or equity compensation).
- Social Security Covered Compensation (CC) is the average of the Social Security Taxable Wage Base in effect for each calendar year during the 35 years ending with the calendar year in which a participant reaches Social Security Retirement age.
- Credited Service (Service) is the number of years and whole months during which the participant is employed by Brown-Forman at a location or division that participates in the pension plan, up to a maximum of 30 years.

The table below shows the pension formula and gives a sample calculation:

MONTHLY PENSION FORMULA FOR A PARTICIPANT RETIRING AT THE REGULAR RETIREMENT AGE OF 65

Generalized Formula	Sample calculation: assume FAC of $400,000, CC of $80,000, and Service of 30 years		Amount
1.3% multiplied by FAC up to CC	$0.013 \times \$80,000$	=	$1,040
1.75% multiplied by FAC above CC	$0.0175 \times \$320,000$	=	5,600
			6,640
The sum of the above multiplied by years of service	$\times 30$	=	199,200
Divide by 12 to get the monthly pension (before reduction for early retirement or optional forms of payment).	$\div 12$	=	$16,600

Early retirement is available at age 55 under both plans. Jane C. Morreau and Mark I. McCallum are the only NEOs who are currently eligible for early retirement.

Those who retire before age 65 under the final average pay formula have their pension payments reduced by 3% for each year (1/4 of 1% for each month) that payments start prior to age 65. Retirees also can reduce their pension payment to purchase optional forms of payment that protect their spouse or ensure a minimum payment period.

Once the final pension is determined, the federal rules that govern the maximum pension that can be paid under the qualified plan are applied to determine the portion to be paid under the qualified plan, and the remaining amount becomes payable under the non-qualified pension plan.

 

NON-QUALIFIED DEFERRED COMPENSATION

Effective January 1, 2011, we adopted the Brown-Forman Corporation Non-qualified Savings Plan. Additional information on this plan may be found under "Brown-Forman Corporation Non-qualified Savings Plan" on page 37. The following table provides information on plan contributions and earnings for our NEOs for fiscal 2017:

FISCAL 2017 NON-QUALIFIED DEFERRED COMPENSATION TABLE

	Executive Contributions in Last FY[1]	Registrant Contributions in Last FY	Aggregate Earnings in Last FY[2]	Aggregate Withdrawals/ Distributions[3]	Aggregate Balance at Last FYE[4]
Paul C. Varga	$91,667	$—	$1,200,021	$(1,750,963)	$6,345,436
Jane C. Morreau	291,846	—	75,616	—	1,077,414
Mark I. McCallum	—	—	154,574	(100,457)	1,242,589
Jill A. Jones	80,877	—	79,562	(34,297)	1,605,989
Lawson E. Whiting	—	—	—	—	—

(1) Contributions shown in this column are included in each NEO's compensation reported in the Summary Compensation Table, under "Salary" for the current fiscal year or under "Non-Equity Incentive Plan Compensation" in the previous fiscal year.

(2) NEOs participating in the Savings Plan may notionally invest their plan balances in mutual funds within generally the same asset classes available to participants in our qualified 401(k) savings plan. The Savings Plan does not guarantee a return on deferred amounts. Earnings in this column represent deemed investment earnings or losses attributable to the change in market value of the notional investments. These amounts are not reported in the Summary Compensation Table because the Savings Plan does not provide for above-market or preferential earnings.

(3) Mr. Varga, Mr. McCallum, and Ms. Jones each made a withdrawal from our non-qualified savings plan, as allowed under its terms and conditions.

(4) Includes amounts previously reported as compensation to the NEOs in the Summary Compensation Table for fiscal years 2014 through 2016 (except for Mr. Whiting who was not an NEO until fiscal 2017): Mr. Varga: $4,924,495; Ms. Morreau: $657,992; Mr. McCallum: $809,530; and Ms. Jones: $926,932.

 

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

We do not provide our NEOs with any separate contract, agreement, or arrangement that allows for payments or benefits upon termination or a change in control or that discriminates in favor of an NEO in scope or terms of operation. We offer certain benefits to executives whose employment terminates before incentive awards are paid, depending upon the circumstances surrounding their termination. These benefits, shown in the table below, are intended to continue to link an executive's compensation to Brown-Forman's performance after the executive's employment has ended and to avoid penalizing executives in situations where the termination was outside of their control.

TREATMENT OF ANNUAL AND LONG-TERM INCENTIVE AWARDS UPON TERMINATION OF EMPLOYMENT

Termination Event	Short-Term Cash Incentives	Long-Term Cash Incentives and Performance-Based Restricted Stock	SSARs
Retirement[1]	Awards granted in the fiscal year of termination are prorated based on the time worked during the fiscal year, adjusted for performance, and paid at the same time and in the same manner as to active employees.	Awards granted in the fiscal year of termination are prorated based on the time worked during the year, adjusted for performance, and paid at the end of or shortly following the performance period. Unpaid awards granted in prior fiscal years are not reduced, but are adjusted for performance and paid at the end of or shortly following the performance period.	Awards granted in the fiscal year of termination are prorated based on the time worked during the year. Awards granted in prior fiscal years are not reduced. All awards become exercisable at the same time and in the same manner as for active employees. Retirees must exercise awards by the earlier of the original expiration date or the end of seven years following the date of retirement.
Involuntary Not for Cause	Awards granted in the fiscal year of termination are prorated based on the time worked during the fiscal year, adjusted for performance, and paid at the same time and in the same manner as to active employees.	Awards granted in the fiscal year of termination are prorated based on the time worked during the year, adjusted for performance, and paid at the end of or shortly following the performance period. Unpaid awards granted in prior fiscal years are not reduced, but are adjusted for performance and paid at the end of or shortly following the performance period.	Awards granted in the fiscal year of termination are prorated based on the time worked during the year. Awards granted in prior fiscal years are not reduced. All awards become exercisable at the same time as for active employees. Awards must be exercised by the later of twelve months following the date of termination or twelve months following the first exercise date, but in no case beyond the original expiration date.
Death/Permanent Disability	Awards granted in the fiscal year of termination are prorated based on the time worked during the year and are paid upon termination at a target level of performance.	Awards granted in the fiscal year of termination are prorated based on the time worked during the year and become payable shortly after termination at a target level of performance. Unpaid awards granted in prior fiscal years are not reduced and become payable shortly after termination at a target level of performance.	Awards granted in the fiscal year of termination are prorated based on the time worked during the year. Unpaid awards granted in fiscal years prior to death or permanent disability are not reduced. All awards become exercisable upon date of death or permanent disability. Awards must be exercised by the earlier of the expiration date or the end of five years following the date of death or termination of employment due to disability.
Voluntary Termination or Involuntary for Poor Performance	Awards granted in the fiscal year of termination are forfeited.	All unearned or nonvested awards are forfeited.	Awards that are not vested at the time of termination are forfeited. Awards that are exercisable at the time of termination may be exercised for up to 30 days, but in no case beyond the original expiration date.
Involuntary for Cause	Awards granted in the fiscal year of termination are forfeited.	All unearned or nonvested awards are forfeited.	All outstanding awards are forfeited.

(1) Retirement applies to those executives who leave Brown-Forman at or after age 55 with at least 5 years of service or at or after age 65 with any service.

Change in Control and Termination Upon Change in Control

In the event of a change in control, as defined in the Brown-Forman 2013 Omnibus Plan or the Brown-Forman 2004 Omnibus Plan, as applicable, short-term and long-term incentive compensation cycles continue unaffected, and outstanding options and SSARs become immediately vested but remain exercisable according to their original vesting schedule. In the event an executive's employment is terminated by the Company without cause or by the executive within 60 days after a constructive discharge, in either case within one year following a change in control, all outstanding awards become immediately vested and exercisable, restriction periods lapse, and cash awards are paid out pro-rata based on target performance through the effective date of termination. In the event of a change in control that modifies the capital structure of Brown-Forman (or its successors), the realizable value on exercise of outstanding options and SSARs is subject to adjustment as described in the applicable Omnibus Plan.

 

The following table illustrates the value of compensation available to our NEOs had their employment terminated on April 30, 2017, the last day of our 2017 fiscal year, under various scenarios. The compensation included is only amounts that would have been payable as a direct result of the specified triggering event. This table excludes the value of pension benefits that are disclosed in the Fiscal 2017 Pension Benefits Table on page 45 and the amounts payable under deferred compensation plans that are disclosed in the Fiscal 2017 Non-qualified Deferred Compensation Table on page 47.

FISCAL 2017 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

Name	Death Benefit[1]	Holiday Bonus[2]	STC[3]	LTC[4]	SSARs[5]	PBRS[4]	SRS[7]	Total
Paul C. Varga								
Voluntary Termination	—	—	—	—	—	—	—	—
Involuntary Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	$19,113	$1,847,850	$5,222,000	$162,931	$3,971,534	—	$11,223,428
Retirement	—	19,113	1,847,850	5,222,000	162,931	3,971,534	—	11,223,428
Death	$2,000,000	19,113	1,455,000	4,620,000	162,931	3,666,305	$5,383,566	17,306,915
Change in Control	—	—	—	—	162,931	—	—	162,931
Termination Upon Change in Control	—	19,113	1,455,000	4,620,000	162,931	3,666,305	6,729,457	16,652,806
Jane C. Morreau[6]								
Voluntary Termination	—	$9,991	$537,600	$981,020	$35,845	$753,821	—	$2,318,277
Involuntary Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	9,991	537,600	981,020	35,845	753,821	—	2,318,277
Retirement	—	9,991	537,600	981,020	35,845	753,821	—	2,318,277
Death	$2,994,000	9,991	420,000	867,500	35,845	700,426	—	5,027,762
Change in Control	—	—	—	—	35,845	—	—	35,845
Termination Upon Change in Control	—	9,991	420,000	867,500	35,845	700,426	—	2,033,762
Mark I. McCallum[6]								
Voluntary Termination	—	$11,033	$576,000	$1,260,191	$36,518	$583,232	—	$2,466,974
Involuntary Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	11,033	576,000	1,260,191	36,518	583,232	—	2,466,974
Retirement	—	11,033	576,000	1,260,191	36,518	583,232	—	2,466,974
Death	$2,000,000	11,033	450,000	1,157,100	36,518	584,650	—	4,239,301
Change in Control	—	—	—	—	36,518	—	—	36,518
Termination Upon Change in Control	—	11,033	450,000	1,157,100	36,518	584,650	—	2,239,301
Jill A. Jones								
Voluntary Termination	—	—	—	—	—	—	—	—
Involuntary Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	$10,251	$560,560	$1,054,998	$27,293	$602,504	—	$2,255,606
Retirement	—	10,251	560,560	1,054,998	27,293	602,504	—	2,255,606
Death	$2,000,000	10,251	440,000	989,500	27,293	572,347	—	4,039,391
Change in Control	—	—	—	—	27,293	—	—	27,293
Termination Upon Change in Control	—	10,251	440,000	989,500	27,293	572,347	—	2,039,391
Lawson E. Whiting								
Voluntary Termination	—	—	—	—	—	—	—	—
Involuntary Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	8,253	384,000	982,500	16,124	387,604	—	1,778,481
Retirement	—	8,253	384,000	982,500	16,124	387,604	—	1,778,481
Death	$2,536,000	8,253	300,000	912,500	16,124	344,782	—	4,117,659
Change in Control	—	—	—	—	16,124	—	—	16,124
Termination Upon Change in Control	—	8,253	300,000	912,500	16,124	344,782	—	1,581,659

 

(1) Death benefit includes amounts provided by Brown-Forman as an insurance benefit (generally available to all salaried employees) and additional amounts elected and paid for by each NEO as optional insurance coverage.

(2) Prorated holiday bonus is provided in the event of retirement, death/permanent disability, involuntary termination not-for-cause, and termination upon change in control. Holiday bonus is calculated based on a December 1 to November 30 payment cycle.

(3) Prorated short-term cash incentives are provided in the event of retirement, involuntary termination not-for-cause, death/permanent disability, or termination upon change in control. In the event of retirement or involuntary termination not-for-cause, awards are based on actual Company performance and paid at the same time and in the same manner as to active employees. Short-term cash incentives shown for retirement or involuntary termination not-for-cause are performance-adjusted awards paid for fiscal 2017. In the event of death/permanent disability or termination upon a change in control, awards are paid as soon as practicable after termination at a target level of performance. Short-term cash incentives shown for death/permanent disability or termination upon a change in control are shown at target. Awards shown are not prorated because termination is assumed to have occurred on the last day of our fiscal year.

(4) Continued vesting of a prorated portion of long-term cash incentives and performance-based restricted stock is provided in the event of retirement, involuntary termination not-for-cause, death/permanent disability, or termination upon a change in control. In the event of retirement or involuntary termination not-for-cause, awards are based on actual Company performance and generally are paid at the same time and in the same manner as to active employees. Values shown for long-term cash incentives in situations of retirement or involuntary termination not-for-cause are based on actual payouts for the performance period that ended in fiscal 2017 and target performance for performance periods ending in future fiscal years. Values shown for performance-based restricted stock in instances of retirement or involuntary termination not-for-cause are based on the April 30, 2017, market value of restricted shares granted in fiscal 2015 and the estimated maximum possible payout of 150% of target for awards granted in fiscal years 2016 and 2017, respectively. In the event of death/permanent disability or termination upon a change in control, awards are paid as soon as practicable after termination at a target level of performance. Values shown for long-term cash incentives in situations of death/permanent disability or termination upon a change in control are based on target levels of performance. Values shown for performance-based restricted stock in instances of death/permanent disability or termination upon a change in control are based on the April 30, 2017, market value of restricted shares granted in fiscal 2015 and the estimated possible payout of 100% of target for awards granted in fiscal years 2016 and 2017. Awards granted in the year of termination are adjusted pro-rata based on the time worked during the fiscal year. Unpaid awards granted in prior fiscal years are not reduced. Awards shown are not prorated because termination is assumed to have occurred on the last day of our fiscal year.

(5) Continued vesting of a prorated portion of SSARs is provided in the event of retirement, death/permanent disability, or involuntary termination not-for-cause. In the event of retirement or involuntary termination not-for-cause, SSARs become vested at the same time and in the same manner as they do for active employees. In the event of retirement, SSARs must be exercised by the sooner of the original expiration date or seven years following the date of retirement. Employees terminated not-for-cause must exercise their SSARs by the sooner of the original expiration date or twelve months following vesting or, if vested, twelve months following termination. In the event of death or permanent disability, SSARs vest immediately and must be exercised by the sooner of the original expiration date or five years following the date of death or termination due to disability. In the event of a termination following a change in control, SSARs vest immediately and remain exercisable until 30 days following the original scheduled vesting date. Awards granted in the year of termination are adjusted pro-rata based on the time worked during the fiscal year. Awards shown are not prorated because termination is assumed to have occurred on the last day of our fiscal year. Amounts shown represent the value realized upon vesting or non-forfeitability of nonvested SSARs based upon the difference between the exercise price and the closing price of our Class B common stock on April 30, 2017.

(6) As retirement-eligible NEOs, each of Ms. Morreau and Mr. McCallum would be treated as a retiree in the event of voluntary termination.

(7) On July 25, 2013, Mr. Varga received a one-time special restricted stock grant of 67,513 Class A shares. During the performance period, dividends accrued and were credited as additional restricted stock, subject to the same performance measures as the initial grant. In the event of death or disability this award will vest immediately and be prorated based on the number of months employed during the performance period, with the Committee retaining the discretion to reduce the award. In the event of a voluntary termination, involuntary termination for cause, or involuntary termination for poor performance, the award will be immediately forfeited. In instances of involuntary "no fault" termination or any other termination (with the exception of a change in control) the award will be immediately forfeited, but the Committee retains the discretion to provide a prorated portion of the award based on the number of months Mr. Varga was employed during the performance period. Termination without cause upon a change in control will result in the vesting of the award.

 

PROPOSAL 2:

ADVISORY VOTE ON EXECUTIVE COMPENSATION

At this year's Annual Meeting, we will ask stockholders to vote to approve, on an advisory basis, the compensation of our Named Executive Officers, as described in this Proxy Statement. At the 2011 Annual Meeting, stockholders approved a proposal to hold this vote every three years. Although this "say-on-pay" vote is required by federal law, the voting results are not binding on Brown-Forman, our Board of Directors, or the Compensation Committee. However, the Board values our stockholders' opinions, and the Compensation Committee will consider the outcome of the advisory vote when making future executive compensation decisions.

As described in detail in the "Compensation Discussion and Analysis" section of this Proxy Statement, which begins on page 24, we believe in pay for performance and aim to achieve this primarily through our short-term and long-term incentive programs. These programs utilize metrics to compare our performance to that of our peers—a process that we believe ensures objective performance standards, reinforces competitive and innovative thinking, and demonstrates the value provided to our stockholders.

We urge you to read the "Compensation Discussion and Analysis" section and to review all other executive compensation information in this Proxy Statement to learn about our compensation objectives and practices, our fiscal 2017 performance, and how our compensation payouts reflect that performance.

The Board recommends that stockholders vote "FOR" the following resolution:

"RESOLVED, that the stockholders approve, on a nonbinding advisory basis, the compensation of Brown-Forman's Named Executive Officers, as disclosed in this Proxy Statement, including the Compensation Discussion and Analysis, the compensation tables, and the related narrative, tabular and graphic disclosures."

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE **"FOR"** THE APPROVAL OF THE NONBINDING ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION.



ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

In 2011, stockholders had the opportunity to cast a nonbinding advisory vote on how frequently Brown-Forman should seek a nonbinding advisory vote on executive compensation. This vote, which is required by federal law, asks stockholders to indicate whether they prefer the "say-on-pay" vote to occur every one, two, or three years. In 2011, our stockholders approved, and we implemented, a three-year frequency for advisory votes on executive compensation.

At the 2017 Annual Meeting, we will again ask stockholders to cast another nonbinding advisory vote on how frequently Brown-Forman should seek an advisory vote on executive compensation, with a choice of every one, two, or three years. The results of this advisory vote are not binding on Brown-Forman, our Board of Directors, or the Compensation Committee. However, the Compensation Committee and the Board will consider the outcome of the vote when determining the frequency of future advisory votes on executive compensation. Notwithstanding the Board's recommendation or the outcome of the stockholder vote, the Board may in the future decide to conduct advisory votes on a more or less frequent basis (but not less than the law requires) and may vary its practice based on factors such as discussions with stockholders, the adoption of material changes to compensation programs, or changes in the regulatory environment surrounding executive compensation.

The Board of Directors, upon recommendation from the Compensation Committee and the Corporate Governance and Nominating Committee, proposes that future advisory votes on Brown-Forman executive compensation be held every three years for the following primary reasons:

- Our Company's executive compensation programs are designed to reward sustainable long-term growth and performance.
- Our compensation philosophy has been consistently applied, and our compensation programs typically do not change materially from year to year.
- A substantial portion of the total compensation we pay our Named Executive Officers is delivered in incentive compensation with one-year and three-year performance periods. A nonbinding advisory vote on executive compensation every three years will give stockholders the ability to properly assess our long-term compensation strategies with the hindsight of three years of performance.
- Stockholders have other mechanisms, such as requirements for stockholder approval of equity-based compensation plans and other compensation-related matters, for providing input on our executive compensation programs in years when the advisory votes would not occur.
- A nonbinding advisory vote on executive compensation every three years will allow sufficient time for the Compensation Committee to evaluate the results of the most recent vote and to implement changes, if necessary, to our executive compensation programs.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR **"EVERY THREE YEARS"** AS THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION.

 

STOCK OWNERSHIP

BENEFICIAL OWNERS OF MORE THAN 5% OF THE COMPANY'S VOTING STOCK

The table below identifies each beneficial owner of more than 5% of our Class A common stock, our only class of voting stock, as of April 30, 2017. Each of the beneficial owners listed in the table is an entity controlled by Brown family members.

The aggregate number of shares of Class A common stock beneficially owned by the persons in this table is 106,682,221 shares, or 63.1% of the 169,051,360 Class A shares outstanding as of the close of business on April 30, 2017. Taking into account ownership of shares of our non-voting Class B common stock, the Brown family controls more than 50% of the economic ownership in Brown-Forman.

Name and Address	Amount and Nature of Beneficial Ownership Voting and Investment Power[1]			
	Sole	Shared	Total	Percent of Class
Wolf Pen Branch, LP **Wolf Pen Branch GP, LLC**[2] 4969 U.S. Highway 42, Suite 2000 Louisville, Kentucky 40222	88,473,917	—	88,473,917	52.3%
Avish Agincourt, LLC 829 West Main Street Louisville, Kentucky 40202	18,208,304	—	18,208,304	10.8%

(1) Based upon information furnished to Brown-Forman by the named persons and information contained in filings with the SEC. Under SEC rules, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or as to which the person has the right to acquire beneficial ownership within 60 days (including shares underlying options or stock appreciation rights that are exercisable within 60 days).

(2) Wolf Pen Branch, LP has sole voting power with respect to the shares reflected in the table and sole investment power with respect to 42,000,000 shares of Class A common stock. Wolf Pen Branch GP, LLC has voting and investment power with respect to the same shares by virtue of serving as general partner of Wolf Pen Branch, LP.

 

STOCK OWNED BY DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth, as of April 30, 2017, the amount of our Class A and Class B common stock beneficially owned by each current director, each director nominee, each named executive officer, and by all directors and executive officers as a group. Some shares shown below are beneficially owned by more than one person. As of the close of business on April 30, 2017, there were 169,051,360 shares of Class A common stock and 215,034,976 shares of Class B common stock outstanding. In calculating the aggregate number of shares and percentages owned by all directors and executive officers as a group, which includes shares owned by persons not named in this table, we counted each share only once.

STOCK BENEFICIALLY OWNED BY DIRECTORS AND EXECUTIVE OFFICERS AS OF APRIL 30, 2017

| Name[1] | Class A Common Stock[2][3] Voting or Investment Power | | | | Class B Common Stock[2][3] Investment Power | | | |
	Sole	Shared	Total	% of Class	Sole	Shared	Total	% of Class
Patrick Bousquet-Chavanne	—	—	—	*	53,332	—	53,332	*
Campbell P. Brown[4]	3,917,120	—	3,917,120	2.3%	1,250,923[5][6]	72	1,250,995	*
Geo. Garvin Brown IV[4]	3,696,227	18,012	3,714,239	2.2%	1,308,783[6][7]	5,946	1,314,729	*
Stuart R. Brown	720,620	2,160	722,780	*	281,936	6,858	288,794	*
Bruce L. Byrnes	—	—	—	*	—	—	—	*
John D. Cook	—	—	—	*	43,504	—	43,504	*
Marshall B. Farrer[4]	—	—	—	*	26,546	—	26,546	*
Laura L. Frazier	427,490	—	427,490	*	459,218	—	459,218	*
Kathleen M. Gutmann	—	—	—	*	—	—	—	*
Augusta Brown Holland[4]	1,290,556	487,317	1,777,873	1.1%	251,924	115,210[8]	367,134	*
Jill A. Jones	48,280	—	48,280	*	99,275[6]	185	99,460	*
Mark I. McCallum	44,564	—	44,564	*	253,800	54	253,854	*
Jane C. Morreau	21,387	—	21,387	*	150,550	—	150,550	*
Michael J. Roney	—	—	—	*	—	—	—	*
Michael A. Todman	—	—	—	*	—	—	—	*
Paul C. Varga	487,859	—	487,859	*	825,126	—	825,126	*
Lawson E. Whiting	1,989	—	1,989	*	61,936	—	61,936	*
All Directors and Executive Officers as a Group (24 persons, including those named above)[9]	10,691,219	507,489	11,198,708[10]	6.7%	5,571,701	128,325	5,700,026[11]	2.7%

* Represents less than 1% of the class.

(1) The address for each person named in the table is 850 Dixie Highway, Louisville, Kentucky 40210.

(2) Based upon Company information, information furnished to the Company by the named persons, and information contained in filings with the SEC. Under SEC rules, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or as to which the person has the right to acquire beneficial ownership within 60 days (including shares underlying options or stock appreciation rights that are exercisable within 60 days).

 

(3) Includes the following Class B SSARs that are currently exercisable or that will become exercisable on or before June 29, 2017 (60 days after April 30, 2017). Class A and B deferred stock units, which vest over the course of the Board Year and are paid out following a six-month waiting period (as defined under "Director Compensation" beginning on page 21), are not included in the main table. Performance-based restricted Class A common stock reflected below was issued on June 1, 2017, and also is not included in the main table.

Name	Class A		Class B	
	Restricted Stock	Deferred Stock Units	SSARs	Deferred Stock Units
Patrick Bousquet-Chavanne	—	15,773	—	10,526
Campbell P. Brown	—	—	7,436	—
Geo. Garvin Brown IV	—	12,485	12,512	—
Bruce L. Byrnes	—	9,747	—	6,831
John D. Cook	—	15,773	43,504	10,526
Marshall B. Farrer	—	—	24,420	—
Laura L. Frazier	—	—	—	—
Augusta Brown Holland	—	3,424	—	—
Jill A. Jones	2,668	—	62,182	—
Mark I. McCallum	3,059	—	243,086	—
Jane C. Morreau	3,094	—	144,414	—
Michael J. Roney	—	11,909	—	—
Michael A. Todman	—	8,259	—	—
Paul C. Varga	15,920	—	623,260	—
Lawson E. Whiting	1,351	—	61,936	—

(4) Campbell P. Brown, Geo. Garvin Brown IV, Marshall B. Farrer and Augusta Brown Holland each hold no voting power over any shares of Class A common stock. Each holds sole or shared investment power over the Class A shares presented in the table.

(5) Includes 120,000 shares of Class B common stock pledged as security.

(6) Includes Class B common stock held in the 401(k) plan as of the close of business on April 30, 2016, as follows: Campbell P. Brown, 16,161 shares; Geo. Garvin Brown IV, 26,263 shares; Jill A. Jones, 11,611 shares.

(7) Includes 880,892 shares of Class B common stock pledged as security.

(8) Includes 4,712 shares of Class B common stock pledged as security.

(9) "All Directors and Executive Officers as a Group" includes 24 individuals, including those directors and officers named in the table. In calculating the aggregate number of shares and percentages owned by all directors and executive officers as a group, each share is counted only once.

(10) Directors and executive officers as a group hold 77,370 Class A deferred stock units, which are not included in the main table.

(11) Includes 1,687,388 Class B SSARs held by all directors and executive officers as a group that are exercisable on or before June 29, 2017 (60 days after April 30, 2017). Directors and executive officers as a group hold 27,882 Class B deferred stock units, which are not included in the main table.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (Securities Exchange Act) requires our executive officers, directors, and "beneficial owners" of more than 10% of our Class A common stock to file stock ownership reports and reports of changes in ownership with the SEC. Based on a review of those reports and written representations from the reporting persons, we believe that during fiscal 2017, all transactions were reported on a timely basis, except for the following late filings: one holding omitted from Form 3 by Ralph de Chabert; two holdings omitted from Form 3 by Lisa Steiner; Form 4 by Jill A. Jones reporting one transaction; Form 4 by Campbell P. Brown reporting two transactions; and Form 4 by Stuart R. Brown reporting one transaction.

 

AUDIT MATTERS

This section contains a report of the Audit Committee of the Board of Directors. It also explains the role of the Audit Committee and sets forth the fees paid to our independent registered public accounting firm.

REPORT OF AUDIT COMMITTEE

The Audit Committee is responsible for overseeing the integrity of the Company's financial statements on behalf of the Board. Management is responsible for establishing and maintaining the Company's internal controls, for preparing the financial statements, and for the public financial reporting process. The Company's internal audit function is responsible for preparing and executing an annual internal audit plan under the supervision of the Director of Internal Audit, who is accountable to the Audit Committee. The independent registered public accounting firm is responsible for performing an audit of the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) and for issuing a report on its audit. The independent registered public accounting firm also reports on the effectiveness of the Company's internal control over financial reporting. The Audit Committee reviews the work of management in respect of these matters and has direct responsibility for retaining, compensating, and overseeing the independent registered public accounting firm on behalf of the Board.

On behalf of the Board, the Audit Committee retained PricewaterhouseCoopers LLP (PwC) as the independent registered public accounting firm to audit the Company's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting for fiscal 2017. The Audit Committee reviewed and discussed with management and PwC the audited financial statements as of and for the fiscal year ended April 30, 2017. In addition, the Audit Committee reviewed and discussed, with management, management's assessment of the effectiveness of the Company's internal control over financial reporting and, with PwC, PwC's evaluation of the Company's system of internal controls. These discussions included meetings with PwC without representatives of management present, and executive sessions with the Director of Internal Audit.

The Audit Committee discussed with PwC matters required to be discussed by Auditing Standard No. 1031, as adopted by the PCAOB. PwC provided the Audit Committee with the written disclosures and the letter required by the PCAOB for independent auditor communications with audit committees concerning independence, and the Audit Committee discussed with PwC the firm's independence and ability to conduct the audit. The Audit Committee has determined that PwC's provision of audit and non-audit services to the Company is compatible with maintaining auditor independence.

Based on the foregoing, the Audit Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2017.

AUDIT COMMITTEE
Michael A. Todman, Chair
Bruce L. Byrnes
John D. Cook

 

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents the fees Brown-Forman incurred for the professional services provided by PwC for fiscal years 2016 and 2017. All such fees were pre-approved by the Audit Committee in accordance with the policy described below.

	Fiscal Years	
	2016	2017
Audit Fees	$1,597,000	$2,241,000
Audit-Related Fees	210,000	163,000
Tax Fees	385,000	637,000
All Other Fees	6,000	3,000
Total	**$2,198,000**	**$3,044,000**

Audit Fees

This category consists of the audit of Brown-Forman's annual financial statements included in the Annual Report on Form 10-K, attestation services relating to the report on internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, review of interim financial statements included in quarterly reports on Form 10-Q, services normally provided in connection with statutory and regulatory filings or engagements, and statutory audits required by foreign jurisdictions.

Audit-Related Fees

This category consists principally of fees related to the audits of employee benefit plans. For fiscal 2017, this category also included fees for assurance and related services that are reasonably related to the audit or review of Brown-Forman's financial statements but are not included in the Audit Fees category.

Tax Fees

This category consists principally of fees related to tax planning and transfer pricing services.

All Other Fees

This category consists of fees for an accounting research subscription.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

It is the policy of the Audit Committee to pre-approve all audit services and permitted non-audit services (including an estimate of the fees or a range of fees) to be performed for Brown-Forman by its independent registered public accounting firm, subject to the *de minimis* exception for non-audit services described in the Securities Exchange Act. The Audit Committee pre-approved the fiscal 2017 audit and non-audit services provided by PwC. The non-audit services approved by the Audit Committee were also reviewed to ensure compatibility with maintaining PwC's independence. The Audit Committee has delegated to its Chair the authority to pre-approve proposed audit and non-audit services that arise between meetings, with the understanding that any such decision will be reviewed at the next scheduled Audit Committee meeting. During the approval process, the Audit Committee considers the potential impact of the type of service on the independence of the registered public accounting firm. Services and fees must be deemed compatible with the maintenance of the registered public accounting firm's independence, including compliance with SEC rules and regulations. The Audit Committee may not delegate to management the Audit Committee's responsibility to pre-approve permitted services of our independent registered public accounting firm. Throughout the year, the Audit Committee reviews any revisions to the estimates of fees initially approved.

The Audit Committee has adopted other policies in an effort to ensure the independence of our independent registered public accounting firm. The Audit Committee must pre-approve PwC's rendering of personal financial and tax advice to any of Brown-Forman's designated executive officers. In addition, the Audit Committee has a policy that limits Brown-Forman's ability to hire certain current and former employees of our independent registered public accounting firm.

 

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed PwC to serve as our independent registered public accounting firm for the fiscal year ending April 30, 2018. Through its predecessor Coopers & Lybrand L.L.P., PwC has served as Brown-Forman's auditor continuously since 1933. A representative of PwC will attend the Annual Meeting, will have an opportunity to make a statement, and will be available to respond to appropriate questions. We know of no direct or material indirect financial interest that PwC has in Brown-Forman or any of our subsidiaries, or of any connection between Brown-Forman or any of our subsidiaries with PwC in the capacity of promoter, underwriter, voting trustee, director, officer, or employee.

 

OTHER INFORMATION

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Person Transactions

Rules and policies. SEC regulations require disclosure of certain transactions between Brown-Forman and a "related person." For purposes of these regulations, a "related person" generally includes any individual who was a director or executive officer at any time during the last fiscal year, a director nominee, a beneficial owner of more than 5% of our voting securities, and any immediate family member of any such person. To ascertain information regarding related person transactions, Brown-Forman has asked each director, director nominee, executive officer, and more than 5% beneficial owner to disclose any Company transaction with a related person since May 1, 2016, or any such proposed transaction. The Audit Committee is responsible for reviewing, and if appropriate, approving or ratifying related person transactions. The Audit Committee reviewed and approved all such transactions for fiscal 2017.

Employment of related persons. As a family-controlled company, we employ individuals who are considered "related persons" under SEC regulations. As of April 30, 2017, we employed four individuals — Campbell P. Brown, Christopher L. Brown, Suzanne Brown Siegel, and Marshall B. Farrer — who are immediate family members of executive officers, directors, or more than 5% beneficial owners, or who are directors or more than 5% beneficial owners in their own right. Each of these employees is compensated in a manner consistent with our employment and compensation policies applicable to all employees, and the aggregate amount of compensation paid to each of these employees during fiscal 2017 was: Campbell P. Brown $480,803; Christopher L. Brown $179,965; Suzanne Brown Siegel $142,717; and Marshall B. Farrer $490,239.

Other transactions. Laura Lee Brown is a member of the Brown family and was a 5% beneficial owner of Brown-Forman's voting stock for part of fiscal 2017. Ms. Brown, together with her spouse, Steve Wilson, owns a parking garage next to our offices in downtown Louisville. We lease, at market rates, a number of parking spaces in this garage, and pay additional amounts for validations of parking for customers and visitors. For fiscal 2017, our expense under this arrangement was $209,710. In addition, Ms. Brown and Mr. Wilson are owners of the 21c Museum Hotel and Proof on Main restaurant (21c and Proof). During fiscal 2017, Brown-Forman rented hotel rooms and conference rooms and provided meals and entertainment at 21c and Proof, at market rates, to various company guests. The amount paid in fiscal 2017 for these expenses was $256,157.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is or has been an officer or employee of Brown-Forman, and no executive officer of Brown-Forman has served on the compensation committee or board of any company that employed any member of our Compensation Committee or Board of Directors either during fiscal 2017 or as of the date of this Proxy Statement.

Other Proposed Action at the Meeting

As of June 27, 2017, we know of no additional business that will come before the meeting. If any other matters are properly presented for voting at the Annual Meeting, the proxies will be voted on those matters as the Board may recommend, or, in the absence of a recommendation, in accordance with the judgment of the proxy holders.

 

STOCKHOLDER PROPOSALS FOR THE 2018 ANNUAL MEETING

To be considered for inclusion in the Proxy Statement for the 2018 Annual Meeting of Stockholders, stockholder proposals must be sent to 850 Dixie Highway, Louisville, Kentucky 40210, no later than February 27, 2018. Proposals should be sent to the attention of Matthew E. Hamel, our Secretary, and must comply with SEC requirements related to the inclusion of stockholder proposals in company-sponsored proxy materials. Any notice of a proposal submitted outside the process of Exchange Act Rule 14a-8, that a stockholder intends to bring at our 2018 Annual Meeting of Stockholders should be submitted by May 13, 2018, and the proxies solicited by us for next year's Annual Meeting will confer discretionary authority to vote on any such matters without a description of them in the Proxy Statement for that Annual Meeting.

By Order of the Board of Directors
MATTHEW E. HAMEL
Secretary

Louisville, Kentucky
June 27, 2017





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